SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           CHEM INTERNATIONAL, INC.
                               (Name of Issuer)

                   Common Stock, $.002 Par Value Per Share
                        (Title of Class of Securities)


                                  163527203
                                (CUSIP Number)

                               Michael J. Nita
                            Shanley & Fisher, P.C.
                              131 Madison Avenue
                      Morristown, New Jersey 07962-1979
                                (973) 285-1000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                June 22, 1998
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      E. Gerald Kay
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                        (b)
------------------------------------------------------------------------------

3     SEC USE ONLY
------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)
------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------

  NUMBER OF             (7)   SOLE VOTING POWER . . . . . . . .  . .2,843,300
   SHARES
 BENEFICIALLY           (8)   SHARED VOTING POWER . . . . . . . . . . . . . 0
  OWNED BY
    EACH                (9)   SOLE DISPOSITIVE POWER. . . . . . . . 2,537,978
 REPORTING
  PERSON                (10)  SHARED DISPOSITIVE POWER. . . . . . . . 305,322
   WITH
------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,843,300 (includes presently exercisable stock options to purchase 100,000 shares)
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 53.9%*
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------
* Based on 5,178,300 shares of Common Stock of the Issuer outstanding on June 22, 1998 and assuming reporting person exercised all stock options presently exercisable or exercisable within sixty days to purchase 100,000 shares.

Item 1.     Security and Issuer

            The securities to which this statement relates are shares of common stock, par value $.002 per share (the "Common Stock"), of Chem International, Inc. a Delaware corporation (the "Issuer").

            The principal executive offices of the Issuer are located at 201 Route 22, Hillside, New Jersey 07205.

Item 2.     Identity and Background

            Mr. Kay is currently employed as the President, Chairman of the Board, Chief Executive Officer and a Director of the Issuer. The business address is c/o Chem International, Inc., 201 Route 22, Hillside, New Jersey 07205. Mr. Kay is the father of Ms. Riva Kay and Ms. Christina Kay, both Vice-Presidents and directors of the Issuer. Mr. Kay disaffirms the existence of a group.

            During the last five years, Mr. Kay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Kay is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

            The following described transactions were made by gift on June 22, 1998, for estate planning purposes:

            (1) Mr. Kay transferred by gift 100,000 shares of Common Stock to each of the Riva Kay Family Trust and the Christina Kay Family Trust. Ms. Riva Kay is the beneficiary and co-trustee of the Riva Kay Family Trust and shares voting and dispositive power. Ms. Christina Kay is the beneficiary and co-trustee of the Christina Kay Family Trust and shares voting and dispositive power. Mr. Kay does not have voting or dispositive power with respect to shares held by the Riva Kay Family Trust and the Christina Kay Family Trust. Mr. Kay does not have beneficial ownership with respect to such shares.

            (2) Mr. Kay transferred by gift 100,000 shares of Common Stock to each of the E. Gerald Kay Annuity Trust I (Ms. Riva Kay is the beneficiary) and
E. Gerald Kay Annuity Trust II (Ms. Christina Kay is the beneficiary). Mr. Kay has the sole voting and dispositive power with respect to shares held by both trusts. Mr. Kay retains an annuity interest in the trusts.

            (3) Ms. Riva Kay transferred by gift 152,661 shares of Common Stock to the Riva Kay Grantor Trust, of which Ms. Riva Kay is the beneficiary. Mr. Kay is the trustee and has sole voting power with respect to shares held by the trust. Mr. Kay and Ms. Riva Kay share dispositive power with respect to shares held by the trust.

            (4) Ms. Christina Kay transferred by gift 152,661 shares of Common Stock to the Christina Kay Grantor Trust, of which Ms. Christina Kay is the beneficiary. Mr. Kay is the trustee and has sole voting power with respect to shares held by the trust. Mr. Kay and Ms. Christina Kay share dispositive power with respect to shares held by the trust.

Item 4.     Purpose of Transaction

            The purpose of the transactions described above in Item 3 were made for estate planning purposes.

Item 5.     Interest in Securities of the Issuer

            (a) Mr. Kay is the beneficial owner of 2,843,300 shares of Common Stock, which represents approximately 53.9% of the Issuer's Common Stock outstanding as of June 22, 1998, assuming Mr. Kay's exercise of all outstanding stock options presently exercisable or exercisable within sixty days to purchase 100,000 shares. The shares of Common Stock beneficially owned by Mr. Kay include: (i) 843,300 shares owned by Gerob Realty Partnership, a New Jersey general partnership ("Gerob") for which Mr. Kay is a general partner and exercises sole voting and investment authority, (ii) 100,000 shares held by the Riva Kay Grantor Trust, (iii) 100,000 shares held by the Christina Kay Grantor Trust, (iv) 152,661 shares held by the E. Gerald Kay Annuity Trust I, (vi) 152,661 shares held by the E. Gerald Kay Annuity Trust II and (vii) presently exercisable options to purchase 100,000 shares of Common Stock, which options were granted under the Issuer's Stock Option Plan.

            (b) Number of shares of Common Stock as to which Mr. Kay has:

                  (i)   Sole power to vote or direct the vote:  2,843,300

                  (ii)  Shared power to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition:
                        2,537,978

                  (iv)  Shared power to dispose or to direct the disposition:
                        305,322

            (c) Except as described in this Statement of this Schedule 13D, Mr. Kay has not had any transactions in Common Stock of the Issuer during the last 60 days.

            (d) Each Trust described in Item 3 above has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock held by it. Other than the rights of the trusts and the interests of the limited partners of Gerob Associates, L.P. (the other general partner of Gerob) to receive a distribution of any dividends of the Issuer received by Gerob or the proceeds of any sale of Common Stock owned by Gerob, Mr. Kay has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

            As Mr. Kay is a general partner of Gerob and is the sole general partner of Gerob Associates, L.P. (the other general partner of Gerob), Mr. Kay has the legal right to direct the voting and investment of the shares of Common Stock owned by Gerob.

Item 7.     Material to be Filed as Exhibits

Exhibit 1   E. Gerald Kay Annuity Trust I
Exhibit 2   E. Gerald Kay Annuity Trust II
Exhibit 3   Riva Kay Grantor Trust
Exhibit 4   Christina Kay Grantor Trust



                                  SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 1998



                                                /s/ E. Gerald Kay
                                                -----------------
                                                    E. Gerald Kay






            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).

                              INDEX TO EXHIBITS

Exhibit Number          Description

      1                 E. Gerald Kay Annuity Trust I
      2                 E. Gerald Kay Annuity Trust II
      3                 Riva Kay Grantor Trust
      4                 Christina Kay Grantor Trust

                          E. GERALD KAY ANNUITY TRUST I


            THIS DECLARATION OF TRUST AGREEMENT dated the 16th day of April, 1998, by and between E. GERALD KAY, residing at 3 Isabella Place, Glen Rock, New Jersey (hereinafter referred to as the "Grantor") and E. GERALD KAY, residing at 3 Isabella Place, Glen Rock, New Jersey (hereinafter referred to as the "Trustee"):

                             W I T N E S S E T H:

            WHEREAS, the Grantor desires to establish a "Grantor Retained Annuity Trust" as described in Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (hereinafter referred to as the "Code" or through "Section" references); and

            WHEREAS, concurrently with the execution of this trust agreement, all of the right, title and interest in and to the property described in the annexed SCHEDULE A shall be transferred to the Trustee;

            NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the parties hereto agree as follows:

            FIRST: The Trustee shall hold all transferred property, as described in annexed SCHEDULE A, in trust (said trust being named and hereinafter sometimes referred to as the "E. GERALD KAY ANNUITY TRUST I"), and shall manage, administer, invest and reinvest the principal of the E. GERALD KAY ANNUITY TRUST I, and shall collect and receive the income thereof, and shall pay over and distribute such income and principal as hereinafter provided:

                  (A) In each taxable year of the Trust during the five (5) years following the date of this Declaration of Trust (the "Trust Term"), the Trustee shall pay to or for the benefit of the Grantor, an annuity amount (the "Annuity Amount"), in cash, in kind, or partly in cash and partly in kind, equal to TWENTY FOUR PERCENT (24%) of the initial net fair market value of the trust property determined as of the date of this trust agreement. The Annuity Amount shall be paid, in annual installments, no later than the date by which the Trustee is required to file the Federal income tax return of the trust for such year (without regard to extensions). The Annuity Amount shall be paid from income, and to the extent that income is not sufficient, from principal. The Trustee is prohibited from paying the Annuity Amount in the form of a promissory note made payable to the Grantor. Any net income of the E. GERALD KAY ANNUITY TRUST I in excess of the Annuity Amount shall be added to principal.

                  (B) In determining the Annuity Amount, the Trustee shall prorate the same on a daily basis for a short taxable year and for the taxable year ending with the Grantor's death.

                  (C) No additional contributions shall be made to the E. GERALD KAY ANNUITY TRUST I after the initial contribution.

                  (D) Prior to the expiration of the Trust Term (or the earlier termination of the Trust in the event of the death of the Grantor), no distributions from the E. GERALD KAY ANNUITY TRUST I shall be made to anyone other than to the Grantor.

                  (E) The interest of the Grantor shall not be subject to commutation.

                  (F) Prior to the expiration of the Trust Term, the Grantor, in his individual capacity, shall have the right to reacquire the trust principal by substituting other property of an equivalent value for such principal.

                  (G) If the initial net fair market value of the Trust assets is incorrectly determined, or if an incorrect payment of the Annuity Amount is made, then within a reasonable period after the value is finally determined for Federal tax purposes in the case of an incorrect valuation of assets, or, promptly after the error is discovered in the case of an incorrect payment, the Trustee shall pay to the Grantor in the case of an underpayment or collect from the Grantor in the case of an overpayment, an amount equal to the difference between the amount which the Trustee should have paid the Grantor and the amount which the Trustee paid the Grantor.

                  (H) Notwithstanding any contrary statute or case law, unless the absence of such reimbursement is not deemed to be a gift under the Code, the Trustee shall be required to pay to the Grantor the amount necessary, if any, to reimburse the Grantor for any taxes paid by the Grantor on account of or in discharge of any income tax liability of the Grantor (whether Federal, State or otherwise) attributable to taxable income of the E. GERALD KAY ANNUITY TRUST I which is taxable to the Grantor but which is not distributed to the Grantor.

                  (I) In the event the Grantor shall die prior to the expiration of the Trust Term, the Successor Trustee shall pay over and distribute all of the then principal and income of the trust to the Grantor's estate.

                  (J) Upon the expiration of the Trust Term, the Trustee shall pay over and distribute all of the then principal and income of the Trust, other than any amounts then owed or distributable to the Grantor pursuant to the preceding Subarticles of this Article (such remaining property in the E. GERALD KAY ANNUITY TRUST I shall hereinafter be referred to as the "remaining principal and income"), shall be paid over and distributed to the Grantor's daughter, RIVA KAY, if she shall then be living, or if not, to the issue of the Grantor's said daughter, who shall then be living, per stirpes, or, in default thereof, to the then living issue of the Grantor, per stirpes, or, in further default thereof, to those persons who would take, and in such shares as they would take, under the laws of intestate succession of the State of New Jersey, from the estate of the Grantor's said daughter as if the Grantor's said daughter had died on the date of the termination of the Trust and the Grantor's said daughter's entire estate had consisted of the principal of the trust fund; provided, however, that if the Grantor's said daughter shall not then have attained the age of forty-five (45) years, such remaining principal and income shall not be distributed to the Grantor's said daughter outright, but shall be held, IN FURTHER TRUST, in accordance with the terms and conditions set forth in Article SECOND hereof.

                  (K) The Grantor intends to create a trust in which the Grantor retains the right to receive a "qualified interest" as defined in Section 2702(b)(1) of the Code, and this trust agreement shall be so interpreted. The Trustee acting alone shall have the power to amend this Agreement for the sole purpose of complying with the requirements of Section 2702(b)(1) of the Code.

            SECOND:     DAUGHTER'S TRUST.  The Trustees shall hold,
administer, invest, and reinvest the principal of each trust created hereunder for the Grantor's daughter, RIVA KAY, collect the income therefrom, and distribute such income and principal for the benefit of the Grantor's said daughter as follows:

                        (A)   Until the termination of the Trust
established hereunder for the benefit of the Grantor's daughter, RIVA KAY, the Trustees shall pay over to the Grantor's said daughter all of the net income of such trust at convenient intervals, but no less frequently than quarter-annually.

                        (B) Prior to the termination of such trust,
the Trustees, at any times that they deem it advisable, may pay to or apply for the benefit of the Grantor's daughter, RIVA KAY, such sums out of the principal of such trust (including the whole thereof) as the Trustees, in their sole and absolute discretion, deem advisable to provide for the care, health, maintenance, support, and education (including, but not limited to, elementary, secondary, undergraduate, graduate, and postgraduate education) of the Grantor's said daughter, as well as for any expenses incurred by or for the Grantor's said daughter because of any illness, operation, infirmity, or emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and absolute discretion, deem to be in the best interests of the Grantor's said daughter.

                        (C) Upon the Grantor's daughter, RIVA KAY, attaining the age of forty-five (45 years, the Trustees shall convey and deliver to the Grantor's said daughter all of the property then belonging to the principal of such trust, together with any undistributed income.

                        (D) If the Grantor's daughter, RIVA KAY, dies before attaining the age of forty-five (45) years, then upon the Grantor's said daughter's death, the Trustees shall dispose of the principal and undistributed income of such trust as follows:

                              (1)   The Trustees, upon the death of the
Grantor's daughter, RIVA KAY, shall transfer and set over the then remaining principal and undistributed income of such trust to such creditors of her estate, in such portions or amounts, as the Grantor's said daughter may, by her Last Will and Testament, appoint to receive the same; provided, however, that the Grantor's said daughter shall not be deemed to have exercised such general power of appointment unless the Grantor's said daughter specifically refers thereto in her Last Will and Testament.

                              (2)   Any portion of the principal and
undistributed income of such trust remaining that the Grantor's daughter, RIVA KAY, shall not have validly appointed by her Last Will and Testament as above provided shall be paid over and distributed to the issue of the Grantor's said daughter, who shall then be living, per stirpes, or, in default thereof, to the issue of the Grantor, who shall then be living, per stirpes, or, in further default thereof, to those persons who would take, and in such shares as they would take, under the laws of intestate succession of the State of New Jersey, from the estate of the Grantor's said daughter as if the Grantor's said daughter had died on the date of the termination of the trust and the Grantor's said daughter's entire estate had consisted of the principal of the trust fund.

            THIRD: (A) Should any part of the trust created hereunder vest in absolute ownership in any minor, the Trustee of the trust is authorized, with respect to such part of the principal thereof, in his sole and nonreviewable discretion, in each such case: (1) to pay over and distribute such part to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, until age twenty-one (21), and the receipt of such custodian shall constitute a complete discharge of the Trustee's responsibility for the administration of such part; or (2) to hold, administer, invest and reinvest such part for such minor's benefit during his or her minority, and to pay or apply to or for the benefit of such minor, so much, all or none of the net income and principal of said part as the Trustee, in his sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, undergraduate, graduate and postgraduate education) of such minor, as well as for any expenses incurred by or for him or her because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustee, in his sole and nonreviewable discretion, shall deem to be in the best interest of such minor, and to accumulate for the benefit of such minor any such income not so applied or paid. The authority granted to the Trustee hereunder shall be in addition to, and not in lieu of, any other alternative available to him with respect to the administration and distribution of such part of the principal of the trust, and it shall be construed as a power only and shall not operate to suspend the absolute ownership of such part, or of such accumulations of income, if any, of such minor, nor shall it prevent the absolute vesting thereof in such minor.

                        (B)   Whenever, pursuant to any provisions of
this agreement, the Trustee is authorized to pay or to apply any income or principal to or for the benefit of a minor, the Trustee may, in his sole and nonreviewable discretion, make such payment or application by expending the same directly for the benefit of such minor, or by paying the amount so to be paid or applied to the parent or legal guardian of such minor, or to the person with whom such minor may reside, or to a person standing in loco parentis to such minor, or to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, until age twenty-one
(21), or directly to such minor, or otherwise, as the Trustee may, from time to time, deem expedient, and the receipt of such minor of such other payee shall be a full acquittance to the Trustee to the extent of such payments.

                        (C) Any income which the Trustee is authorized to pay to any adult person, pursuant to this agreement, may be applied by the Trustee, in his discretion, for the benefit of such person.

                        (D) The Trustee, in his capacity hereunder, and any person or persons to whom the Trustee is authorized hereunder to pay over and distribute a part of the principal of the trust created hereunder, or to pay income for the benefit of a minor, shall serve without bond; and he shall not be required to qualify as a guardian of any minor for whom property is held or income paid pursuant to the provisions of this Article.

            FOURTH: Except with respect to those powers the exercise of which would conflict with Section 2702(b)(1) of the Code, in the administration of the trust created hereunder, the Trustee shall have the following powers, which in each and every instance may be exercisable by him at such times (if at all), in such manner, and in accordance with such criteria, as he, in his sole discretion, shall deem appropriate;

                        (a)   To retain any investment and property
which may be received by him for such length of time as to him may seem proper, without liability by reason of such retention.

                        (b) To make such investments and reinvestments of principal and accumulated income as she may consider proper, without limitation to what are known as legal or trust investments. Any such investments may be held in bearer form, or in the name of the Trustee, or in the name of a nominee or nominees.

                        (c)   To retain cash or the proceeds from the
sale of any assets until such time or times as he deems it appropriate to invest such funds.

                        (d)   With respect to any securities forming
part of the trust created hereunder: To exercise all voting rights, either in person or by proxy; to exercise conversion, subscription, option and similar rights; to enter or refuse to enter into any dissolution, liquidation, consolidation, recapitalization, reorganization, sale of assets, merger or other change in capital structure, and in connection therewith, to make exchanges of securities and to enter into agreements on such terms and conditions as he may deem advisable; and to enter into voting trusts and agreements with other stockholders, and other holders of securities, and the corporations which shall have issued such stock or securities, or any one or more of such persons, for such purposes and for such period of time (whether or not the same extends beyond the actual or probable duration of the trust created hereunder), and upon such terms and conditions as he shall deem advisable.

                        (e) To enter into any lease or leases, without application to any court, of any or all real or personal property held hereunder, for such period (whether or not the same expires prior to or extends beyond the actual or probable duration of the trust created hereunder), and upon such terms and conditions as he shall deem advisable.

                        (f) To borrow money or property, either upon the security of any or all of the assets of the trust created hereunder, or without security or otherwise, upon such terms and conditions and for such purposes in connection with the administration of the trust as to him shall seem proper.

                        (g)   To grant, bargain, sell, exchange,
mortgage, grant options to buy, sell or lease, or otherwise dispose of any or all real or personal property, or both, at any time held hereunder, and/or any interest in any business which may come into his hands as part of the trust created hereunder, either at public or private sale, for cash or on credit, or partly for cash and partly on credit, for such period and upon such terms and conditions, in such manner and for such purposes, and either in whole or in part, as he may deem proper; and to make, execute, acknowledge and deliver good and sufficient instruments for that purpose; PROVIDED, HOWEVER, that in no event shall such sale or disposition be for less than an adequate consideration in money or moneys worth. No purchaser, upon any sale or other disposition, shall be bound to see to the application of the money or property arising therefrom or to inquire into the validity, expediency or propriety of any such sale or disposition.

                        (h)   To maintain and insure all real and
personal property, and to develop, repair, remodel, alter, build on, improve, rebuild or reconstruct any or all real property, either by building, constructing or erecting new buildings or by repairing, remodeling, altering, rebuilding or reconstructing existing buildings, for such purposes, to any and every extent, and in such manner as he may deem proper, and to borrow moneys in connection therewith upon the security of any such real property and/or of any or all other assets of the trust created hereunder.

                        (i)   To foreclose any mortgage or mortgages,
and to take title to the property or any part thereof affected by such mortgage, or, in his discretion, to accept a conveyance of any property in lieu of foreclosure, and to collect the rents and income therefrom, either through a receiver or directly and to protect such property against foreclosure under any mortgage that shall be a prior lien on said property, or to redeem from foreclosure under any such mortgages, as well as to protect such property against nonpayment of taxes, assessments or other liens.

                        (j) To adjust, compromise or arbitrate claims or demands of, or against, the trust created hereunder, whether such claims are due or shall become due in the future, including, without limitation, any overpayment or refund claim, or any deficiency, additional assessment or other liability, relating to any Federal, state, county, municipal or other tax irrespective of the nature thereof.

                        (k) To join with any other person, persons, nominee or nominees in the incorporation of any and all corporations for such purposes, for such periods of time, and upon such terms and conditions respecting the organization, operation and maintenance thereof (including, but not by way of limitation, the adoption of by-laws, rules and regulations) as he shall deem advisable, and to pay for the stock of the such corporation with any or all of the assets of the trust created hereunder, and to contribute to the capital of such corporation, or to lend to it, any or all of the assets of the trust created hereunder.

                        (l) To join with any other person, persons, nominee or nominees in any partnership, whether general or limited, or in any joint venture or other business association, for such purposes, for such period of time, and upon such terms and conditions, as he shall deem advisable, and to contribute to the capital of any such partnership, joint venture or other business association, or to lend to it any of all of the assets of the trust created hereunder.

                        (m)   To grant options and execute option
agreements with respect to the sale or lease of property held by him hereunder, without obligation to repudiate the same in favor of better offers.

                        (n) To assign one or more shares of the stock of any corporation which may at an time be held by her hereunder to herself or to a nominee or nominees, for the purpose of qualifying such person to act as a director of the corporation, the stock of which is so assigned.

                        (o)   To engage such attorneys, clerks,
employees, agents, accountants, brokers, investment counsel, officers, architects, contractors, subcontractors, surveyors and such other individuals, firms or corporations, as he shall deem necessary or helpful in connection with the administration of the trust created hereunder, at such wages, fees, compensation, remuneration, commission rates, prices, consideration or otherwise, and upon such terms and conditions, as he shall deem proper, including, without limitation, the right to deposit with them any property of the trust created hereunder, and to delegate to any of them discretionary and other powers and authority. Such compensation shall in no event be deducted from any commissions or other compensation payable to the Trustee.

                        (p)   In any case where the applicable law is
unclear or  uncertain,  to allocate to income or to  principal,  or to apportion
between   income  and   principal,   receipts,   disbursements,   depletion  and
depreciation in such manner as he shall deem proper.

                        (q)   To execute and deliver all documents,
contracts and instruments necessary or advisable in connection with the administration of the trust created hereunder.

                        (r) To make and retain joint investments and investments of undivided interests in any property, real or personal, whether or not all the property is held hereunder, and whether or not the provisions under which such other property is held are similar, and to administer, or to permit to be administered, all or any part of such property in one or more consolidated funds in which the same shall have joint or undivided interests without any physical division of the investments, or to hold and administer any property in a common trust fund administered by any acting corporate trustee.

                        (s)   To purchase any improved or unimproved
real property, at public or private sale, for cash or on credit, or partly for cash and partly on credit, and/or subject to any existing mortgage or mortgages, for such purposes and upon such terms and conditions as he shall deem advisable.

                        (t) To make any loans, in such amounts, upon such terms, and to such persons (other than the Grantor), firms or corporations, as may be deemed advisable.

                        (u)   To continue to hold and administer the
interest in any business of which the Grantor may be the owner, whether such ownership be as an individual, partner, joint venturer, or stock holder, or otherwise, or to engage in and operate any business, for such purposes, in such manner, and for such period of time, as he shall deem proper, and to apply to the conduct of any such business any or all of the assets of the trust created hereunder.

                        (v)   To dissolve or to participate in the
dissolution of any partnership or limited liability company in which the Grantor shall have an interest or in which the Trustee, in the administration of the trust created hereunder, shall hold an interest, or of which he shall become a member, whether such dissolution be by agreement, operation of law, or by the judgment of any court, and to enter into any agreements with respect thereto, upon such terms and conditions as he shall deem proper.

                        (w)   To buy, sell and trade in securities of
any nature, including short sales, on margin, and for such purposes to maintain and operate margin accounts with brokers, and to pledge any securities held or purchased by him with such brokers as security for loans and advances made to him.

            FIFTH: Except with respect to those powers the exercise of which would conflict with Section 2702(b)(1) of the Code in the administration of the trust created hereunder, the Grantor directs that:

                        (A)   In any case in which the Trustee is
required or authorized in his discretion to divide the trust created hereunder, or any portion thereof, into parts or shares, and/or is required to distribute the same, or any portion thereof, or any part or share into which the same shall have been divided, either to a single distributee, or to two (2) or more distributees, he, in his sole discretion, may make such partition, division or distribution wholly in kind or in money, or partly in kind or in money; and may distribute different property interests having varying income tax bases to the several distributees, and the choice and relative value of the property or money so distributed, partitioned or divided shall, in the absence of fraud or bad faith, be binding and conclusive on everyone interested therein, and he shall in no event be accountable for any error of judgment or discretion in exercising the power and authority herein conferred.

                        (B) Any individual Trustee acting hereunder shall not be accountable for any loss which may occur to the trust herein created as a result of the exercise of, or the refusal to exercise, any of the powers or discretions vested in the Trustee unless such losses shall result from bad faith or fraud on the part of the Trustee.

                        (C) No loss whatever resulting to the trust created hereunder, through the ownership or operation of any business by the Trustee, or as a result of the building, construction or erection by her of any building, improvements or structures, whether the same be carried on by a corporation, partnership, proprietorship, or otherwise, shall be chargeable against any individual Trustee personally.

                        (D) In each and every instance where the Trustee has the discretion to pay all or any part of the income and/or principal of the trust created hereunder, to any beneficiary, or to apply the same for his or her benefit, the Trustee may take into consideration, but shall not be required to do so, any other income or property which may be available to such beneficiary, including the support which a spouse or parent does provide, or is obligated to provide.

                        (E) All the powers granted herein to the Trustee are in addition to the powers granted to him by operation of law.

                        (F) The Trustee may consult with counsel and shall be fully protected in any course of conduct taken in good faith in accordance with the advice of counsel.

                        (G) The Trustee may exercise all of the power and authority conferred upon him herein with respect to all property held under a power in trust.

                        (H) No Trustee shall be disqualified from acting hereunder or from exercising any power granted herein because he may hold an interest in property in which the trust created hereunder shall also hold an interest, or be a creditor of the trust, or be an employee or agent of, or the holder of an interest in, any business, sole proprietorship, partnership, joint venture, association, corporation, or otherwise in which the trust created hereunder may hold an interest, or by reason of the fact that she may also be serving as an executrix of the Grantor's estate or the trustee of any trust established under the Grantor's Last Will and Testament.

                  The Trustee may be employed and/or engaged, in any capacity, or render services to the trust created hereunder, and/or may be employed and/or engaged by any corporation, partnership, joint venture, association, sole proprietorship or other entity in which the trust may have an interest, and he shall be entitled to receive and to retain (in addition to his remuneration for services as a Trustee hereunder) such compensation, perquisites and reimbursements of expenses in connection with such services, payable in such manner, and upon such terms and conditions, as he, in his discretion, shall deem proper.

                  The Trustee is further authorized, notwithstanding any provision of law to the contrary in acting on behalf of the trust created hereunder, or on behalf of any corporation, trust, partnership, joint venture, association, sole proprietorship, or other entity in which the trust created hereunder shall have an interest, to deal and have transactions of every kind or nature, either with herself or with any corporation, estate, trust, partnership, joint venture, association, sole proprietorship, or other entity in which he may have an interest, either personally or as a fiduciary, and either directly or indirectly, upon such terms and conditions as he, in his discretion, shall deem advisable, including, if appropriate, provision for a reasonable profit from such transactions; and any and all such transactions or dealings shall be proper and valid if made in good faith, and shall be fully binding upon the trust created hereunder, notwithstanding any such interest on his part, and under no circumstances hall there arise any presumption of fraud or other impropriety on the part of the Trustee in relation to any such transactions or dealings.

                        (I) If any individual Trustee acting hereunder shall become "incapacitated", as that term is defined in the immediately succeeding Subarticle of this Article, he shall immediately cease to be a Trustee hereunder and such Trustee shall be treated as if he had resigned on the date that such Trustee shall have become incapacitated.

                        (J)   An individual Trustee acting hereunder
shall be deemed to be "incapacitated" at such time as there shall be:

                              (1)   A currently applicable court order
holding such individual to be legally incapacitated to act on her own behalf or appointing a conservator or guardian to act for such individual, or

                              (2)   Duly executed, witnessed, and
acknowledged written certificates of two doctors of medicine who are licensed to practice medicine in any state of the United States (when such certificates are in the possession of any successor Trustee designated under, or pursuant to, the provisions of this Agreement, or if none, in the possession of one or more persons to whom, or for whose benefit the income of the trust created hereunder is then to be paid or applied, or in the discretion of the Trustee, may be so paid or applied), each such certificate stating that such doctor has examined such individual and has concluded that such individual was, at the date thereof, incapacitated, either physically or mentally, such that he was unable to manage his affairs with judgment and reason.

            SIXTH: The Trustee hereby expressly undertakes and assumes the trust hereby created and agrees to carry out the provisions of this trust agreement. Any successor Trustee shall qualify by exercising an instrument in writing, duly acknowledged, by which he, she or it expressly agrees to assume the trust created hereunder and to carry out the provisions hereof.

            SEVENTH: Whenever in this agreement the word "Trustee" is used, it shall be construed to include the Trustee, any co-Trustees herein or hereafter designated, and their successor or successors in office, and all reference to such Trustee shall be construed in the singular or plural, and in such gender as the sense and circumstances require.

            EIGHTH: (A) For all purposes under this trust agreement, whether for the determination of relationships or otherwise, an adopted child shall be considered to have an shall be accorded, exactly the same status as a child born to the adopting parent in lawful wedlock.

                        (B)   Except as provided in Subarticle (A) of
this Article, for all purposes under this trust agreement, whether for the determination of relationships or otherwise, a child who is born out of wedlock and whose natural parents do not thereafter marry as of the date any property hereunder would otherwise devolve to such child, and all issue of such child, shall not be considered to have, and shall not be accorded, any rights hereunder, unless such child has been specifically named as a beneficiary in this agreement.

            NINTH:      This trust instrument and the trust created
hereunder shall be governed by the law of the State of New Jersey.

            TENTH:      Except as hereinbefore specifically provided in
Article FIRST hereof, this trust agreement may not be altered, amended, revoked or terminated in any respect whatsoever by anyone.

            ELEVENTH:   No bond or other security shall be required of
the Trustee, in any jurisdiction in which she may be called upon to act.

            TWELFTH: Any Trustee may resign as a Trustee hereunder without prior approval of any court, by delivering to the Grantor, if living, or if not living, to each and every adult beneficiary hereunder, a written notice of such resignation.

            THIRTEENTH: (A) The Grantor may during his lifetime, pursuant to a written instrument executed by him (which he may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey, and served upon the then acting Trustee hereunder;

                                    (1)   Designate one or more
individuals (other than the Grantor) and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as co-Trustee or co-Trustees to serve with any then acting Trustee hereunder and/or as successor Trustees, to succeed any trustee, in the event he or she shall cease to act as Trustee hereunder for any reason whatsoever;

                                    (2)   Eliminate or change the order of
succession of any successor Trustee or co-Trustee designated herein and/or hereafter designated pursuant to this Subarticle;

                                    (3)   Waive all or any part of the
rights hereinabove in this Subarticle (a) described.

                        (B)   (1)   Any provisions of this Agreement to
the contrary notwithstanding, no Trustee hereunder shall have any power or discretion, or be deemed to be a Trustee, with respect to payments or applications of income or principal, or allocations of receipts or expenses between income and principal, to or for the use or benefit of (a) himself or herself as a beneficiary of any trust created hereunder, or (b) any person whom said Trustee, in his or her individual capacity, is legally obligated to support, if such payment, application, or allotment shall constitute a discharge of any part of such Trustee's legal support obligation.

                              (2)   Any provision of this Agreement to
the contrary notwithstanding, the discretionary power to pay or apply trust principal to or for the use or benefit of any trust beneficiary shall be exercised solely by such Trustees other than any Trustee who has a beneficial interest in the remainder of such trust that would cause the exercise of such power to be treated as a gift by such Trustee for federal gift tax purposes. If at any time there is no Trustee qualified and acting who does not have such an interest, such powers shall be exercised by all the Trustees (subject to any other provision of this Agreement restricting the exercise of such powers) in their sole and absolute discretion, but solely for the purpose of enabling the beneficiary to maintain his or her accustomed standard of living and for his or her reasonable support, education, maintenance, and health.

                        (C)   In the event that E. GERALD KAY shall
cease to act as Trustee hereunder, irrespective of the cause thereof, then the Grantor's daughter, RIVA KAY, and the Grantor's friend and attorney, KEVIN M. KILCULLEN, shall act as Successor Co-Trustees in his place and stead.

                        (D) If and for so long as there shall be two
(2) or more Trustees acting hereunder, then any individual Trustee is authorized, at any time and from time to time, by revocable power of attorney in writing filed with all of the other Trustees then acting, to delegate to any one or more of his or her co-Trustees any duty or power of a ministerial nature. The revocation of any such delegation shall be in writing and delivered to all of the other Trustees then acting.

                        (E) Subsequent to the death of the Grantor,
the then income beneficiary of any trust established hereunder shall have the right to remove any Co-Trustee acting hereunder by delivering a written instrument to such Co-Trustee acknowledged in the manner as is then required to record deeds of real estate in the State of New Jersey; provided, however, that said right of removal may be exercised by such beneficiary only three (3) times during such beneficiary's lifetime; and provided further, however, that such beneficiary must then designate a corporate banking institution or trust company then having assets under management in excess of ONE BILLION ($1,000,000,000) DOLLARS to serve as Co-Trustee of such trust if one is not then serving, it being the Grantor's intention that any Co-Trustee removed pursuant to this Paragraph (E) shall be replaced by a corporate banking institution or trust company.

                        (F) The last acting individual sole Trustee for whom no designated successor shall be available to act for any reason whatsoever may, pursuant to a written instrument; executed by him or her during his or her lifetime (which he or she may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey or by his or her Last Will and Testament duly admitted to probate, designate one or more individuals and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as co-Trustee or co-Trustees, to serve with such sole individual Trustee, and/or as successor Trustee or Trustees, to succeed such sole individual Trustee, in the event he or she shall cease to act as Trustee hereunder, for any reason whatsoever.

                  FOURTEENTH: The Grantor intends to create a "Grantor Retained Annuity Trust" as described in Section 2702(b)(1) of the Code. Accordingly, notwithstanding anything hereinbefore contained, all of the terms, powers, rights, privileges, etc. of the E. GERALD KAY ANNUITY TRUST I created hereunder shall be interpreted, valued, managed and administered in manner consistent with the Grantor's intent that this trust qualify for treatment as a "Grantor Retained Annuity Trust" (as hereinbefore defined). To the extent that any provision of the E. GERALD KAY ANNUITY TRUST I requires amendment to qualify said trust as a "Grantor Retained Annuity Trust" (as hereinbefore defined), then, to such limited extent, the Trustee shall have the right to amend said trust.

                  IN WITNESS WHEREOF, the Grantor and Trustee have hereunder set their hands and seals the day and year first above written.
WITNESS:


TRACY DANIEL                              E. GERALD KAY          (L.S.)
------------                              -------------
                                          E. GERALD KAY, Grantor


TRACY DANIEL                              E. GERALD KAY              (L.S.)
------------                              -------------
                                          E. GERALD KAY, Trustee

                                   SCHEDULE A


            100,000 shares of Chem International Restricted Common
Stock

STATE OF NEW JERSEY   )
                          )
COUNTY OF MORRIS          )


            BE IT REMEMBERED, that on this 16th day of April, 1998 before me, the subscriber, personally appeared E. GERALD KAY who, I am satisfied, is the Grantor and Trustee mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon he acknowledged that he signed, sealed and delivered the same as his voluntary act and deed, for the uses and purposes therein expressed.

                                                KEVIN M. KILCULLEN
                                                ------------------
                                                Kevin M. Kilcullen
                                                Attorney at law
                                                State of New Jersey

                         E. GERALD KAY ANNUITY TRUST II


            THIS DECLARATION OF TRUST AGREEMENT dated the 16th day of April, 1998, by and between E. GERALD KAY, residing at 3 Isabella Place, Glen Rock, New Jersey (hereinafter referred to as the "Grantor") and E. GERALD KAY, residing at 3 Isabella Place, Glen Rock, New Jersey (hereinafter referred to as the "Trustee"):

                             W I T N E S S E T H:

            WHEREAS, the Grantor desires to establish a "Grantor Retained Annuity Trust" as described in Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (hereinafter referred to as the "Code" or through "Section" references); and

            WHEREAS, concurrently with the execution of this trust agreement, all of the right, title and interest in and to the property described in the annexed SCHEDULE A shall be transferred to the Trustee;

            NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the parties hereto agree as follows:

            FIRST: The Trustee shall hold all transferred property, as described in annexed SCHEDULE A, in trust (said trust being named and hereinafter sometimes referred to as the "E. GERALD KAY ANNUITY TRUST II"), and shall manage, administer, invest and reinvest the principal of the E. GERALD KAY ANNUITY TRUST II, and shall collect and receive the income thereof, and shall pay over and distribute such income and principal as hereinafter provided:

                  (A) In each taxable year of the Trust during the five (5) years following the date of this Declaration of Trust (the "Trust Term"), the Trustee shall pay to or for the benefit of the Grantor, an annuity amount (the "Annuity Amount"), in cash, in kind, or partly in cash and partly in kind, equal to TWENTY FOUR PERCENT (24%) of the initial net fair market value of the trust property determined as of the date of this trust agreement. The Annuity Amount shall be paid, in annual installments, no later than the date by which the Trustee is required to file the Federal income tax return of the trust for such year (without regard to extensions). The Annuity Amount shall be paid from income, and to the extent that income is not sufficient, from principal. The Trustee is prohibited from paying the Annuity Amount in the form of a promissory note made payable to the Grantor. Any net income of the E. GERALD KAY ANNUITY TRUST II in excess of the Annuity Amount shall be added to principal.

                  (B) In determining the Annuity Amount, the Trustee shall prorate the same on a daily basis for a short taxable year and for the taxable year ending with the Grantor's death.

                  (C) No additional contributions shall be made to the E. GERALD KAY ANNUITY TRUST II after the initial contribution.

                  (D) Prior to the expiration of the Trust Term (or the earlier termination of the trust in the event of the death of the Grantor), no distributions from the E. GERALD KAY ANNUITY TRUST II shall be made to anyone other than to the Grantor.

                  (E) The interest of the Grantor shall not be subject to commutation.

                  (F) Prior to the expiration of the Trust Term, the Grantor, in his individual capacity, shall have the right to reacquire the trust principal by substituting other property of an equivalent value for such principal.

                  (G) If the initial net fair market value of the Trust assets is incorrectly determined, or if an incorrect payment of the Annuity Amount is made, then within a reasonable period after the value is finally determined for Federal tax purposes in the case of an incorrect valuation of assets, or, promptly after the error is discovered in the case of an incorrect payment, the Trustee shall pay to the Grantor in the case of an underpayment or collect from the Grantor in the case of an overpayment, an amount equal to the difference between the amount which the Trustee should have paid the Grantor and the amount which the Trustee paid the Grantor.

                  (H) Notwithstanding any contrary statute or case law, unless the absence of such reimbursement is not deemed to be a gift under the Code, the Trustee shall be required to pay to the Grantor the amount necessary, if any, to reimburse the Grantor for any taxes paid by the Grantor on account of or in discharge of any income tax liability of the Grantor (whether Federal, State or otherwise) attributable to taxable income of the E. GERALD KAY ANNUITY TRUST II which is taxable to the Grantor but which is not distributed to the Grantor.

                  (I) In the event the Grantor shall die prior to the expiration of the Trust Term, the Successor Trustee shall pay over and distribute all of the then principal and income of the trust to the Grantor's estate.

                  (J) Upon the expiration of the Trust Term, the Trustee shall pay over and distribute all of the then principal and income of the Trust, other than any amounts then owed or distributable to the Grantor pursuant to the preceding Subarticles of this Article (such remaining property in the E. GERALD KAY ANNUITY TRUST II shall hereinafter be referred to as the "remaining principal and income"), shall be paid over and distributed to the Grantor's daughter, CHRISTINA KAY, if she shall then be living, or if not, to the issue of the Grantor's said daughter, who shall then be living, per stirpes, or, in default thereof, to the then living issue of the Grantor, per stirpes, or, in further default thereof, to those persons who would take, and in such shares as they would take, under the laws of intestate succession of the State of New Jersey, from the estate of the Grantor's said daughter as if the Grantor's said daughter had died on the date of the termination of the Trust and the Grantor's said daughter's entire estate had consisted of the principal of the trust fund; provided, however, that if the Grantor's said daughter shall not then have attained the age of forty-five (45) years, such remaining principal and income shall not be distributed to the Grantor's said daughter outright, but shall be held, IN FURTHER TRUST, in accordance with the terms and conditions set forth in Article SECOND hereof.

                  (K) The Grantor intends to create a trust in which the Grantor retains the right to receive a "qualified interest" as defined in Section 2702(b)(1) of the Code, and this trust agreement shall be so interpreted. The Trustee acting alone shall have the power to amend this Agreement for the sole purpose of complying with the requirements of Section 2702(b)(1) of the Code.

            SECOND:     DAUGHTER'S TRUST.  The Trustees shall hold,
administer, invest, and reinvest the principal of each trust created hereunder for the Grantor's daughter, CHRISTINA KAY, collect the income therefrom, and distribute such income and principal for the benefit of the Grantor's said daughter as follows:

                        (A)   Until the termination of the Trust
established hereunder for the benefit of the Grantor's daughter, CHRISTINA KAY, the Trustees shall pay over to the Grantor's said daughter all of the net income of such trust at convenient intervals, but no less frequently than quarter-annually.

                        (B) Prior to the termination of such trust, the Trustees, at any times that they deem it advisable, may pay to or apply for the benefit of the Grantor's daughter, CHRISTINA KAY, such sums out of the principal of such trust (including the whole thereof) as the Trustees, in their sole and absolute discretion, deem advisable to provide for the care, health, maintenance, support, and education (including, but not limited to, elementary, secondary, undergraduate, graduate, and postgraduate education) of the Grantor's said daughter, as well as for any expenses incurred by or for the Grantor's said daughter because of any illness, operation, infirmity, or emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and absolute discretion, deem to be in the best interests of the Grantor's said daughter.

                        (C) Upon the Grantor's daughter, CHRISTINA
KAY, attaining the age of forty-five (45 years, the Trustees shall convey and deliver to the Grantor's said daughter all of the property then belonging to the principal of such trust, together with any undistributed income.

                        (D) If the Grantor's daughter, CHRISTINA KAY, dies before attaining the age of forty-five (45) years, then upon the Grantor's said daughter's death, the Trustees shall dispose of the principal and undistributed income of such trust as follows:

                              (1)   The Trustees, upon the death of the
Grantor's daughter, CHRISTINA KAY, shall transfer and set over the then remaining principal and undistributed income of such trust to such creditors of her estate, in such portions or amounts, as the Grantor's said daughter may, by her Last Will and Testament, appoint to receive the same; provided, however, that the Grantor's said daughter shall not be deemed to have exercised such general power of appointment unless the Grantor's said daughter specifically refers thereto in her Last Will and Testament.

                              (2)   Any portion of the principal and
undistributed income of such trust remaining that the Grantor's daughter, CHRISTINA KAY, shall not have validly appointed by her Last Will and Testament as above provided shall be paid over and distributed to the issue of the Grantor's said daughter, who shall then be living, per stirpes, or, in default thereof, to the issue of the Grantor, who shall then be living, per stirpes, or, in further default thereof, to those persons who would take, and in such shares as they would take, under the laws of intestate succession of the State of New Jersey, from the estate of the Grantor's said daughter as if the Grantor's said daughter had died on the date of the termination of the trust and the Grantor's said daughter's entire estate had consisted of the principal of the trust fund.

            THIRD: (A) Should any part of the trust created hereunder vest in absolute ownership in any minor, the Trustee of the Trust is authorized, with respect to such part of the principal thereof, in his sole and nonreviewable discretion, in each such case: (1) to pay over and distribute such part to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, until age twenty-one (21), and the receipt of such custodian shall constitute a complete discharge of the Trustee's responsibility for the administration of such part; or (2) to hold, administer, invest and reinvest such part for such minor's benefit during his or her minority, and to pay or apply to or for the benefit of such minor, so much, all or none of the net income and principal of said part as the Trustee, in his sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, undergraduate, graduate and postgraduate education) of such minor, as well as for any expenses incurred by or for him or her because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustee, in his sole and nonreviewable discretion, shall deem to be in the best interest of such minor, and to accumulate for the benefit of such minor any such income not so applied or paid. The authority granted to the Trustee hereunder shall be in addition to, and not in lieu of, any other alternative available to him with respect to the administration and distribution of such part of the principal of the trust, and it shall be construed as a power only and shall not operate to suspend the absolute ownership of such part, or of such accumulations of income, if any, of such minor, nor shall it prevent the absolute vesting thereof in such minor.

                        (B)   Whenever, pursuant to any provisions of
this agreement, the Trustee is authorized to pay or to apply any income or principal to or for the benefit of a minor, the Trustee may, in his sole and nonreviewable discretion, make such payment or application by expending the same directly for the benefit of such minor, or by paying the amount so to be paid or applied to the parent or legal guardian of such minor, or to the person with whom such minor may reside, or to a person standing in loco parentis to such minor, or to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, until age twenty-one
(21), or directly to such minor, or otherwise, as the Trustee may, from time to time, deem expedient, and the receipt of such minor of such other payee shall be a full acquittance to the Trustee to the extent of such payments.

                        (C) Any income which the Trustee is authorized to pay to any adult person, pursuant to this agreement, may be applied by the Trustee, in his discretion, for the benefit of such person.

                        (D) The Trustee, in his capacity hereunder, and any person or persons to whom the Trustee is authorized hereunder to pay over and distribute a part of the principal of the trust created hereunder, or to pay income for the benefit of a minor, shall serve without bond; and he shall not be required to qualify as a guardian of any minor for whom property is held or income paid pursuant to the provisions of this Article.

            FOURTH: Except with respect to those powers the exercise of which would conflict with Section 2702(b)(1) of the Code, in the administration of the trust created hereunder, the Trustee shall have the following powers, which in each and every instance may be exercisable by him at such times (if at all), in such manner, and in accordance with such criteria, as he, in his sole discretion, shall deem appropriate;

                        (a)   To retain any investment and property
which may be received by him for such length of time as to him may seem proper, without liability by reason of such retention.

                        (b) To make such investments and reinvestments of principal and accumulated income as she may consider proper, without limitation to what are known as legal or trust investments. Any such investments may be held in bearer form, or in the name of the Trustee, or in the name of a nominee or nominees.

                        (c)   To retain cash or the proceeds from the
sale of any assets until such time or times as he deems it appropriate to invest such funds.

                        (d)   With respect to any securities forming
part of the trust created hereunder: To exercise all voting rights, either in person or by proxy; to exercise conversion, subscription, option and similar rights; to enter or refuse to enter into any dissolution, liquidation, consolidation, recapitalization, reorganization, sale of assets, merger or other change in capital structure, and in connection therewith, to make exchanges of securities and to enter into agreements on such terms and conditions as he may deem advisable; and to enter into voting trusts and agreements with other stockholders, and other holders of securities, and the corporations which shall have issued such stock or securities, or any one or more of such persons, for such purposes and for such period of time (whether or not the same extends beyond the actual or probable duration of the trust created hereunder), and upon such terms and conditions as he shall deem advisable.

                        (e) To enter into any lease or leases, without application to any court, of any or all real or personal property held hereunder, for such period (whether or not the same expires prior to or extends beyond the actual or probable duration of the trust created hereunder), and upon such terms and conditions as he shall deem advisable.

                        (f) To borrow money or property, either upon the security of any or all of the assets of the trust created hereunder, or without security or otherwise, upon such terms and conditions and for such purposes in connection with the administration of the trust as to him shall seem proper.

                        (g)   To grant, bargain, sell, exchange,
mortgage, grant options to buy, sell or lease, or otherwise dispose of any or all real or personal property, or both, at any time held hereunder, and/or any interest in any business which may come into his hands as part of the trust created hereunder, either at public or pCHRISTINAte sale, for cash or on credit, or partly for cash and partly on credit, for such period and upon such terms and conditions, in such manner and for such purposes, and either in whole or in part, as he may deem proper; and to make, execute, acknowledge and deliver good and sufficient instruments for that purpose; PROVIDED, HOWEVER, that in no event shall such sale or disposition be for less than an adequate consideration in money or moneys worth. No purchaser, upon any sale or other disposition, shall be bound to see to the application of the money or property arising therefrom or to inquire into the validity, expediency or propriety of any such sale or disposition.

                        (h)   To maintain and insure all real and
personal property, and to develop, repair, remodel, alter, build on, improve, rebuild or reconstruct any or all real property, either by building, constructing or erecting new buildings or by repairing, remodeling, altering, rebuilding or reconstructing existing buildings, for such purposes, to any and every extent, and in such manner as he may deem proper, and to borrow moneys in connection therewith upon the security of any such real property and/or of any or all other assets of the trust created hereunder.

                        (i)   To foreclose any mortgage or mortgages,
and to take title to the property or any part thereof affected by such mortgage, or, in his discretion, to accept a conveyance of any property in lieu of foreclosure, and to collect the rents and income therefrom, either through a receiver or directly and to protect such property against foreclosure under any mortgage that shall be a prior lien on said property, or to redeem from foreclosure under any such mortgages, as well as to protect such property against nonpayment of taxes, assessments or other liens.

                        (j) To adjust, compromise or arbitrate claims or demands of, or against, the trust created hereunder, whether such claims are due or shall become due in the future, including, without limitation, any overpayment or refund claim, or any deficiency, additional assessment or other liability, relating to any Federal, state, county, municipal or other tax irrespective of the nature thereof.

                        (k) To join with any other person, persons, nominee or nominees in the incorporation of any and all corporations for such purposes, for such periods of time, and upon such terms and conditions respecting the organization, operation and maintenance thereof (including, but not by way of limitation, the adoption of by-laws, rules and regulations) as he shall deem advisable, and to pay for the stock of the such corporation with any or all of the assets of the trust created hereunder, and to contribute to the capital of such corporation, or to lend to it, any or all of the assets of the trust created hereunder.

                        (l) To join with any other person, persons, nominee or nominees in any partnership, whether general or limited, or in any joint venture or other business association, for such purposes, for such period of time, and upon such terms and conditions, as he shall deem advisable, and to contribute to the capital of any such partnership, joint venture or other business association, or to lend to it any of all of the assets of the trust created hereunder.

                        (m)   To grant options and execute option
agreements with respect to the sale or lease of property held by him hereunder, without obligation to repudiate the same in favor of better offers.

                        (n) To assign one or more shares of the stock of any corporation which may at an time be held by her hereunder to herself or to a nominee or nominees, for the purpose of qualifying such person to act as a director of the corporation, the stock of which is so assigned.

                        (o)   To engage such attorneys, clerks,
employees, agents, accountants, brokers, investment counsel, officers, architects, contractors, subcontractors, surveyors and such other individuals, firms or corporations, as he shall deem necessary or helpful in connection with the administration of the trust created hereunder, at such wages, fees, compensation, remuneration, commission rates, prices, consideration or otherwise, and upon such terms and conditions, as he shall deem proper, including, without limitation, the right to deposit with them any property of the trust created hereunder, and to delegate to any of them discretionary and other powers and authority. Such compensation shall in no event be deducted from any commissions or other compensation payable to the Trustee.

                        (p)   In any case where the applicable law is
unclear or  uncertain,  to allocate to income or to  principal,  or to apportion
between   income  and   principal,   receipts,   disbursements,   depletion  and
depreciation in such manner as he shall deem proper.

                        (q)   To execute and deliver all documents,
contracts and instruments necessary or advisable in connection with the administration of the trust created hereunder.

                        (r) To make and retain joint investments and investments of undivided interests in any property, real or personal, whether or not all the property is held hereunder, and whether or not the provisions under which such other property is held are similar, and to administer, or to permit to be administered, all or any part of such property in one or more consolidated funds in which the same shall have joint or undivided interests without any physical division of the investments, or to hold and administer any property in a common trust fund administered by any acting corporate trustee.

                        (s)   To purchase any improved or unimproved
real property, at public or private sale, for cash or on credit, or partly for cash and partly on credit, and/or subject to any existing mortgage or mortgages, for such purposes and upon such terms and conditions as he shall deem advisable.

                        (t) To make any loans, in such amounts, upon such terms, and to such persons (other than the Grantor), firms or corporations, as may be deemed advisable.

                        (u)   To continue to hold and administer the
interest in any business of which the Grantor may be the owner, whether such ownership be as an individual, partner, joint venturer, or stock holder, or otherwise, or to engage in and operate any business, for such purposes, in such manner, and for such period of time, as he shall deem proper, and to apply to the conduct of any such business any or all of the assets of the trust created hereunder.

                        (v)   To dissolve or to participate in the
dissolution of any partnership or limited liability company in which the Grantor shall have an interest or in which the Trustee, in the administration of the trust created hereunder, shall hold an interest, or of which he shall become a member, whether such dissolution be by agreement, operation of law, or by the judgment of any court, and to enter into any agreements with respect thereto, upon such terms and conditions as he shall deem proper.

                        (w)   To buy, sell and trade in securities of
any nature, including short sales, on margin, and for such purposes to maintain and operate margin accounts with brokers, and to pledge any securities held or purchased by him with such brokers as security for loans and advances made to him.

            FIFTH: Except with respect to those powers the exercise of which would conflict with Section 2702(b)(1) of the Code in the administration of the trust created hereunder, the Grantor directs that:

                        (A)   In any case in which the Trustee is
required or authorized in his discretion to divide the trust created hereunder, or any portion thereof, into parts or shares, and/or is required to distribute the same, or any portion thereof, or any part or share into which the same shall have been divided, either to a single distributee, or to two (2) or more distributees, he, in his sole discretion, may make such partition, division or distribution wholly in kind or in money, or partly in kind or in money; and may distribute different property interests having varying income tax bases to the several distributees, and the choice and relative value of the property or money so distributed, partitioned or divided shall, in the absence of fraud or bad faith, be binding and conclusive on everyone interested therein, and he shall in no event be accountable for any error of judgment or discretion in exercising the power and authority herein conferred.

                        (B) Any individual Trustee acting hereunder shall not be accountable for any loss which may occur to the trust herein created as a result of the exercise of, or the refusal to exercise, any of the powers or discretions vested in the Trustee unless such losses shall result from bad faith or fraud on the part of the Trustee.

                        (C) No loss whatever resulting to the trust created hereunder, through the ownership or operation of any business by the Trustee, or as a result of the building, construction or erection by her of any building, improvements or structures, whether the same be carried on by a corporation, partnership, proprietorship, or otherwise, shall be chargeable against any individual Trustee personally.

                        (D) In each and every instance where the Trustee has the discretion to pay all or any part of the income and/or principal of the trust created hereunder, to any beneficiary, or to apply the same for his or her benefit, the Trustee may take into consideration, but shall not be required to do so, any other income or property which may be available to such beneficiary, including the support which a spouse or parent does provide, or is obligated to provide.

                        (E) All the powers granted herein to the Trustee are in addition to the powers granted to him by operation of law.

                        (F) The Trustee may consult with counsel and shall be fully protected in any course of conduct taken in good faith in accordance with the advice of counsel.

                        (G) The Trustee may exercise all of the power and authority conferred upon him herein with respect to all property held under a power in trust.

                        (H) No Trustee shall be disqualified from acting hereunder or from exercising any power granted herein because he may hold an interest in property in which the trust created hereunder shall also hold an interest, or be a creditor of the trust, or be an employee or agent of, or the holder of an interest in, any business, sole proprietorship, partnership, joint venture, association, corporation, or otherwise in which the trust created hereunder may hold an interest, or by reason of the fact that she may also be serving as an executrix of the Grantor's estate or the trustee of any trust established under the Grantor's Last Will and Testament.

                  The Trustee may be employed and/or engaged, in any capacity, or render services to the trust created hereunder, and/or may be employed and/or engaged by any corporation, partnership, joint venture, association, sole proprietorship or other entity in which the trust may have an interest, and he shall be entitled to receive and to retain (in addition to his remuneration for services as a Trustee hereunder) such compensation, perquisites and reimbursements of expenses in connection with such services, payable in such manner, and upon such terms and conditions, as he, in his discretion, shall deem proper.

                  The Trustee is further authorized, notwithstanding any provision of law to the contrary in acting on behalf of the trust created hereunder, or on behalf of any corporation, trust, partnership, joint venture, association, sole proprietorship, or other entity in which the trust created hereunder shall have an interest, to deal and have transactions of every kind or nature, either with herself or with any corporation, estate, trust, partnership, joint venture, association, sole proprietorship, or other entity in which he may have an interest, either personally or as a fiduciary, and either directly or indirectly, upon such terms and conditions as he, in his discretion, shall deem advisable, including, if appropriate, provision for a reasonable profit from such transactions; and any and all such transactions or dealings shall be proper and valid if made in good faith, and shall be fully binding upon the trust created hereunder, notwithstanding any such interest on his part, and under no circumstances hall there arise any presumption of fraud or other impropriety on the part of the Trustee in relation to any such transactions or dealings.

                        (I) If any individual Trustee acting hereunder shall become "incapacitated", as that term is defined in the immediately succeeding Subarticle of this Article, he shall immediately cease to be a Trustee hereunder and such Trustee shall be treated as if he had resigned on the date that such Trustee shall have become incapacitated.

                        (J)   An individual Trustee acting hereunder
shall be deemed to be "incapacitated" at such time as there shall be:

                              (1)   A currently applicable court order
holding such individual to be legally incapacitated to act on her own behalf or appointing a conservator or guardian to act for such individual, or

                              (2)   Duly executed, witnessed, and
acknowledged written certificates of two doctors of medicine who are licensed to practice medicine in any state of the United States (when such certificates are in the possession of any successor Trustee designated under, or pursuant to, the provisions of this Agreement, or if none, in the possession of one or more persons to whom, or for whose benefit the income of the trust created hereunder is then to be paid or applied, or in the discretion of the Trustee, may be so paid or applied), each such certificate stating that such doctor has examined such individual and has concluded that such individual was, at the date thereof, incapacitated, either physically or mentally, such that he was unable to manage his affairs with judgment and reason.

            SIXTH: The Trustee hereby expressly undertakes and assumes the trust hereby created and agrees to carry out the provisions of this trust agreement. Any successor Trustee shall qualify by exercising an instrument in writing, duly acknowledged, by which he, she or it expressly agrees to assume the trust created hereunder and to carry out the provisions hereof.

            SEVENTH: Whenever in this agreement the word "Trustee" is used, it shall be construed to include the Trustee, any co-Trustees herein or hereafter designated, and their successor or successors in office, and all reference to such Trustee shall be construed in the singular or plural, and in such gender as the sense and circumstances require.

            EIGHTH: (A) For all purposes under this trust agreement, whether for the determination of relationships or otherwise, an adopted child shall be considered to have an shall be accorded, exactly the same status as a child born to the adopting parent in lawful wedlock.

                        (B)   Except as provided in Subarticle (A) of
this Article, for all purposes under this trust agreement, whether for the determination of relationships or otherwise, a child who is born out of wedlock and whose natural parents do not thereafter marry as of the date any property hereunder would otherwise devolve to such child, and all issue of such child, shall not be considered to have, and shall not be accorded, any rights hereunder, unless such child has been specifically named as a beneficiary in this agreement.

            NINTH:      This Trust instrument and the trust created
hereunder shall be governed by the law of the State of New Jersey.

            TENTH:      Except as hereinbefore specifically provided in
Article FIRST hereof, this trust agreement may not be altered, amended, revoked or terminated in any respect whatsoever by anyone.

            ELEVENTH:   No bond or other security shall be required of
the Trustee, in any jurisdiction in which she may be called upon to act.

            TWELFTH: Any Trustee may resign as a Trustee hereunder without prior approval of any court, by delivering to the Grantor, if living, or if not living, to each and every adult beneficiary hereunder, a written notice of such resignation.

            THIRTEENTH: (A) The Grantor may during his lifetime, pursuant to a written instrument executed by him (which he may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey, and served upon the then acting Trustee hereunder;

                                    (1)   Designate one or more
individuals (other than the Grantor) and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as co-Trustee or co-Trustees to serve with any then acting Trustee hereunder and/or as successor Trustees, to succeed any trustee, in the event he or she shall cease to act as Trustee hereunder for any reason whatsoever;

                                    (2)   Eliminate or change the order of
succession of any successor Trustee or co-Trustee designated herein and/or hereafter designated pursuant to this Subarticle;

                                    (3)   Waive all or any part of the
rights hereinabove in this Subarticle (a) described.

                        (B)   (1)   Any provisions of this Agreement to
the contrary notwithstanding, no Trustee hereunder shall have any power or discretion, or be deemed to be a Trustee, with respect to payments or applications of income or principal, or allocations of receipts or expenses between income and principal, to or for the use or benefit of (a) himself or herself as a beneficiary of any trust created hereunder, or (b) any person whom said Trustee, in his or her individual capacity, is legally obligated to support, if such payment, application, or allotment shall constitute a discharge of any part of such Trustee's legal support obligation.

                              (2)   Any provision of this Agreement to
the contrary notwithstanding, the discretionary power to pay or apply trust principal to or for the use or benefit of any trust beneficiary shall be exercised solely by such Trustees other than any Trustee who has a beneficial interest in the remainder of such trust that would cause the exercise of such power to be treated as a gift by such Trustee for federal gift tax purposes. If at any time there is no Trustee qualified and acting who does not have such an interest, such powers shall be exercised by all the Trustees (subject to any other provision of this Agreement restricting the exercise of such powers) in their sole and absolute discretion, but solely for the purpose of enabling the beneficiary to maintain his or her accustomed standard of living and for his or her reasonable support, education, maintenance, and health.

                        (C)   In the event that E. GERALD KAY shall
cease to act as Trustee hereunder, irrespective of the cause thereof, then the Grantor's daughter, CHRISTINA KAY, and the Grantor's friend and attorney, KEVIN
M. KILCULLEN, shall act as Successor Co-Trustees in his place and stead.

                        (D) If and for so long as there shall be two
(2) or more Trustees acting hereunder, then any individual Trustee is authorized, at any time and from time to time, by revocable power of attorney in writing filed with all of the other Trustees then acting, to delegate to any one or more of his or her co-Trustees any duty or power of a ministerial nature. The revocation of any such delegation shall be in writing and delivered to all of the other Trustees then acting.

                        (E) Subsequent to the death of the Grantor,
the then income beneficiary of any trust established hereunder shall have the right to remove any Co-Trustee acting hereunder by delivering a written instrument to such Co-Trustee acknowledged in the manner as is then required to record deeds of real estate in the State of New Jersey; provided, however, that said right of removal may be exercised by such beneficiary only three (3) times during such beneficiary's lifetime; and provided further, however, that such beneficiary must then designate a corporate banking institution or trust company then having assets under management in excess of ONE BILLION ($1,000,000,000) DOLLARS to serve as Co-Trustee of such trust if one is not then serving, it being the Grantor's intention that any Co-Trustee removed pursuant to this Paragraph (E) shall be replaced by a corporate banking institution or trust company.

                        (F) The last acting individual sole Trustee for whom no designated successor shall be available to act for any reason whatsoever may, pursuant to a written instrument; executed by him or her during his or her lifetime (which he or she may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey or by his or her Last Will and Testament duly admitted to probate, designate one or more individuals and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as co-Trustee or co-Trustees, to serve with such sole individual Trustee, and/or as successor Trustee or Trustees, to succeed such sole individual Trustee, in the event he or she shall cease to act as Trustee hereunder, for any reason whatsoever.

                  FOURTEENTH: The Grantor intends to create a "Grantor Retained Annuity Trust" as described in Section 2702(b)(1) of the Code. Accordingly, notwithstanding anything hereinbefore contained, all of the terms, powers, rights, privileges, etc. of the E. GERALD KAY ANNUITY TRUST II created hereunder shall be interpreted, valued, managed and administered in manner consistent with the Grantor's intent that this trust qualify for treatment as a "Grantor Retained Annuity Trust" (as hereinbefore defined). To the extent that any provision of the E. GERALD KAY ANNUITY TRUST II requires amendment to qualify said trust as a "Grantor Retained Annuity Trust" (as hereinbefore defined), then, to such limited extent, the Trustee shall have the right to amend said trust.

                  IN WITNESS WHEREOF, the Grantor and Trustee have hereunder set their hands and seals the day and year first above written.
WITNESS:


/S/Tracy Daniel                       /S/E. Gerald Kay            (L.S.)
---------------                       ----------------
                                         E. GERALD KAY, Grantor


/S/Tracy Daniel                       /S/E. Gerald Kay            (L.S.)
---------------                       ----------------
                                         E. GERALD KAY, Trustee

                                   SCHEDULE A


            100,000 shares of Chem International Restricted Common
Stock

STATE OF NEW JERSEY   )
                          )
COUNTY OF   MORRIS        )


            BE IT REMEMBERED, that on this 16th day of April, 1998 before me, the subscriber, personally appeared E. GERALD KAY who, I am satisfied, is the Grantor and Trustee mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon he acknowledged that he signed, sealed and delivered the same as his voluntary act and deed, for the uses and purposes therein expressed.

                                          /S/   Kevin M. Kilcullen
                                          ---   ------------------
                                                Kevin M. Kilcullen
                                                Attorney at law
                                                State of New Jersey

                               A G R E E M E N T



                                By and Between,




                              RIVA KAY, Grantor,



                                     -and-



                            E. GERALD KAY, Trustee,





                       ---------------------------------

                             DATED: June 4, 1998
                       ---------------------------------






                            SHANLEY & FISHER, P.C.
                              131 Madison Avenue
                       Morristown, New Jersey 07962-1979
                                (201) 285-1000

                            RIVA KAY GRANTOR TRUST

            T H I S A G R E E M E N T, made this 4th day of June, 1998, by and between RIVA KAY, residing in New York, New York, as Grantor (hereinafter referred to as the "Grantor"), and E. GERALD KAY, residing at Isabella Place, Glenn Rock, New Jersey, as Trustee (together with any other fiduciaries serving hereunder being hereinafter referred to as the "Trustees"):

                             W I T N E S S E T H:

            WHEREAS, the Grantor is desirous of relieving herself of the administration of the property described in SCHEDULE A annexed hereto;

            NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the Grantor has herewith delivered, and does hereby grant, convey, assign and set over to the Trustees, the property described in SCHEDULE A annexed hereto, IN TRUST, NEVERTHELESS, for the following uses and purposes:

            FIRST:      GRANTOR'S LIFETIME.  The Trustees shall hold the said
trust fund, including any other cash, securities or other property, real, personal or mixed, at any time forming a part of this trust (hereinafter sometimes referred to as the "RIVA KAY GRANTOR TRUST"), and shall collect and receive the income thereof, and shall apply, pay over and distribute such income and principal as hereinafter provided:

               (A) Until the termination of the trust, as hereinafter provided in Subarticle (C) of this Article, the Trustees shall pay over and distribute the net income of the trust to or for the benefit of the Grantor, at convenient intervals, but not less frequently then annually.

            (B) Until the termination of the trust, as hereinafter provided in Subarticle (C) of this Article, the Trustees, at any time or times that they deem it advisable, may pay or apply to or for the benefit of the Grantor such sum or sums out of the principal of the RIVA KAY GRANTOR TRUST, as the Trustees, in their sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, undergraduate graduate and postgraduate education), of the Grantor, as well as for any expenses incurred by or for the Grantor because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and nonreviewable discretion, shall deem to be in the best interests of the Grantor.

            (C) The Trust created hereunder shall terminate upon the earliest of the following events:
                    (1) The attainment of the age of forty-three (43) years by the Grantor;
                    (2) The death of the Grantor's father, E. GERALD KAY; or

                    (3) The death of the Grantor.

            (D) Upon the termination of the RIVA KAY GRANTOR TRUST, the Trustees are directed to make the following distributions:

                  (1) If the Grantor is then living, the Trustees shall pay over and distribute the entire then remaining principal and undistributed income of the trust fund to the Grantor.

                  (2) If the Grantor is not then living, the Trustees shall pay over and distribute the entire then remaining principal and undistributed income of the trust fund to the then living issue of the Grantor, per stirpes; and in default of such issue, the same shall be paid over and distributed to the then living issue of the Grantor's parents, per stirpes. In default of such issue of the Grantor's parents the same shall be paid over and distributed to those persons who would take, and in such shares as they would take, under the laws of intestate succession of the State of New Jersey, from the estate of the Grantor, as if the Grantor had died on the date of the termination of the trust and the Grantor's entire estate had consisted of the principal of the trust fund.

            SECOND: ADDITIONS TO TRUST. The Trustees, at any time, and from time to time, may receive and accept from the Grantor and/or the personal representatives of the Grantor, and/or from any other person or persons, any additions to any trust fund created hereunder, in the form of cash, stock, securities or other property, real, personal or mixed. Any and all such additions shall be administered as part of said trust fund and subject to the terms and conditions of this trust agreement.

          THIRD: MINOR'S CLAUSE. (A) Should any part of any trust created hereunder, vest in absolute ownership in any minor, the Trustees of such trust are authorized, with respect to such part of the principal thereof, in their sole and nonreviewable discretion, in each such case; (l) to pay over and distribute such part to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, and the receipt of such custodian shall constitute a complete discharge of the Trustees' responsibility for the administration of such part; or (2) to hold, administer, invest and reinvest such part for such minor's benefit during his or her minority, and to pay or apply to or for the benefit of such minor, so much, all or none of the net income and principal of said part as the Trustees, in their sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, undergraduate, graduate and postgraduate education) of such minor, as well as for any expenses incurred by or for him or her because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and nonreviewable discretion, shall deem to be in the best interests of such minor, and to accumulate for the benefit of such minor any such income not so applied or paid. The authority granted to the Trustees hereunder shall be in addition to, and not in lieu of, any other alternative available to them with respect to the administration and distribution of such part of the principal of such trust, and it shall be construed as a power only and shall not operate to suspend the absolute ownership of such part, or of such accumulations of income, if any, of such minor, nor shall it prevent the absolute vesting thereof in such minor.

            (B) Whenever, pursuant to any provisions of this Agreement, the Trustees are authorized to pay or to apply any income or principal to or for the benefit of a minor, the Trustees may, in their sole and nonreviewable discretion, make such payment or application by expending the same directly for the benefit of such minor, or by paying the amount so to be paid or applied to the parent or legal guardian of such minor, or to the person with whom such minor may reside, or to a person standing in loco parentis to such minor, or to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, or directly to such minor, or otherwise, as the Trustees may, from time to time, deem expedient, and the receipt of such minor or such other payee shall be a full acquittance to the Trustees to the extent of such payments.

            (C) Any income which the Trustees are authorized to pay to any adult person pursuant to this Agreement, may be applied by the Trustees, in their discretion, for the benefit of such person.

            (D) The Trustees, in their capacity hereunder, and any person or persons to whom the Trustees are authorized hereunder to pay over and distribute a part of the principal of any trust created hereunder, or to pay income for the benefit of a minor, shall serve without bond; and they shall not be required to qualify as a guardian of either the person or property of any minor for whom property is held or income paid pursuant to the provisions of this Article.

          FOURTH: FIDUCIARY POWERS. In the administration of any trust created hereunder, the Trustees shall have the following powers, which in each and every instance may be exercisable by them at such times (if at all), in such manner, and in accordance with such criteria, as they, in their sole discretion, shall deem appropriate. It is the Grantor's intention that such powers shall include the following and shall be construed in the broadest possible manner.

          (1) To retain any investment and property which may be received by them for such length of time as may seem proper, without liability by reason of such retention and without limitation as to the length of such time. It is specifically acknowledged that the trustee shall hold the shares of stock of Chem International, Inc., and the ownership interests in Gerob Associates, L.P., and Vitamin Realty Associates, L.L.C. (collectively referred to as the "Business Interests").

          (2) To make such investments and reinvestments of principal and accumulated income as they may consider proper, without limitation to what are known as legal or trust investments. Any such investments may be held in bearer form, or in the name of the Trustees, or in the name of a nominee or nominees.

          (3) To retain cash or the proceeds from the sale of any assets until such time or times as they deem it appropriate to invest such funds.

          (4) To enter into any lease or leases, without application to any court, of any or all real or personal property held hereunder, for such period (whether or not the same expires prior to or extends beyond the actual or probable duration of any trust created hereunder), and upon such terms and conditions as they shall deem advisable.

          (5) To borrow money or property, either upon the security of any or all of the assets of any trust created hereunder, or without security or otherwise, upon such terms and conditions and for such purposes in connection with the administration of such trust as to them shall seem proper; PROVIDED, HOWEVER, no pledge of the Business Interests may be made without the prior written consent of the Grantor.

          (6) To grant, bargain, sell, exchange, mortgage, grant options to buy, or otherwise dispose of any or all real property, at any time held hereunder, and/or any interest in any business which may come into their hands as part of any trust created hereunder, either at public or private sale, for cash or on credit, or partly for cash and partly on credit, upon such terms and conditions, in such manner and for such purposes, and either in whole or in part, as they may deem proper; and to make, execute, acknowledge and deliver good and sufficient instruments for that purpose; PROVIDED, HOWEVER, that in no event shall such sale or disposition be for less than an adequate consideration in money or moneys worth. No purchaser, upon any sale or other disposition, shall be bound to see to the application of the moneys or property arising therefrom or to inquire into the validity, expediency or propriety of any such sale or disposition.

          (7) To maintain and insure all real and personal property, and to develop, repair, remodel, alter, build on, improve, rebuild or reconstruct any or all real property, either by building, constructing or erecting new buildings or by repairing, remodeling, altering, rebuilding or reconstructing existing buildings, for such purposes, to any and every extent, and in such manner as they may deem proper, and to borrow moneys in connection therewith upon the security of any such real property and/o of any or all other assets of any trust created hereunder; PROVIDED, HOWEVER, no pledge of the Business Interests may be made without the prior written consent of the Grantor.

          (8) To foreclose any mortgage or mortgages, and to take title to the property or any part thereof affected by such mortgage, or, in their discretion, to accept a conveyance of any property in lieu of foreclosure, and to collect the rents and income therefrom, either through a receiver or directly and to protect such property against foreclosure under any mortgage that shall be a prior lien on said property, or to redeem from foreclosure under any such mortgages, as well as to protect such property against nonpayment of taxes, assessments or other liens.

          (9) To adjust, compromise or arbitrate claims or demands of, or against, any trust created hereunder, whether such claims are due or shall become due in the future, including without limitation any overpayment or refund claim, or any deficiency, additional assessment or other liability, relating to any Federal, state, county, municipal or other tax irrespective of the nature thereof.

          (10) To grant options and execute option agreements with respect to the sale or lease of real property held by them hereunder, without obligation to repudiate the same in favor of better offers.

          (11) To engage such attorneys, clerks, employees, agents, accountants, brokers, investment counsel, officers, architects, contractors, subcontractors, surveyors and such other individuals, firms or corporations, as they shall deem necessary or helpful in connection with the administration of any trust created hereunder, at such wages, fees, compensation, remuneration, commission rates, prices, consideration or otherwise, and upon such terms and conditions, as they shall deem proper, including without limitation the right to deposit with them any property of any trust created hereunder, and to delegate to any of them discretionary and other powers and authority. Such compensation shall in no event be deducted from any commissions or other compensation payable to the Trustees.

          (12) In any case where the applicable law is unclear or uncertain, to allocate to income or to principal, or to apportion between income and principal, receipts, disbursements, depletion and depreciation in such manner as they shall deem proper.

          (13) To execute and deliver all documents, contracts and instruments necessary or advisable in connection with the administration of any trusts created hereunder.

          (14) To purchase any improved or unimproved real property, at public or private sale, for cash or on credit, or partly for cash and partly on credit, and/or subject to an existing mortgage or mortgages, for such purposes and upon such terms and conditions as they shall deem advisable.

          (15) To continue to hold and administer the interest in any business of which the Grantor may be the owner, whether such ownership be as an individual, partner, joint venturer, or stockholder, or otherwise, or to engage in and operate any business, for such purposes, in such manner, and for such period of time, as they shall deem proper, and to apply to the conduct of any such business any or all of the assets of any trust created hereunder.

          (16) To dissolve or to participate in the dissolution of any partnership in which the Grantor shall have an interest or in which the Trustees, in the administration of any trust created hereunder, shall hold an interest, or of which they shall become a member, whether such dissolution is by agreement, by operation of law, or by the judgment of any court, and to enter into any agreements with respect thereto, upon such terms and conditions as they shall deem proper.

          (17) To buy, sell and trade in securities of any nature, including short sales, on margin, and for such purposes to maintain and operate margin accounts with brokers, and to pledge any securities held or purchased by them with such brokers as security for loans and advances made to them; PROVIDED, HOWEVER, it is the Grantor's general intent that any investments, other than the Business Interests, be invested in a balanced portfolio of high grade debt and equity investments in publicly-held securities readily tradable on an established securities market; PROVIDED FURTHER, HOWEVER, no disposition of the Chem International, Inc. stock then held as an asset of this trust may be made without the prior written consent of the Grantor.

            FIFTH:      FIDUCIARY LIABILITY.  In the administration of any trust
created hereunder, the Grantor directs that:

            (A) In any case in which the Trustees are required to divide any trust created hereunder, or any portion thereof, into parts or shares, and/or is required to distribute the same, or any portion thereof, or any part or share into which the same shall have been divided, either to a single distributee, or to two (2) or more distributees, they, in their sole discretion, may make such partition, division or distribution wholly in kind or in money, or partly in kind or in money, and may distribute different property interests having varying income tax bases to the several distributees, and the choice and relative value of the property or money so distributed, partitioned or divided shall, in the absence of fraud or bad faith, be binding and conclusive on everyone interested therein, and they shall not be accountable for any error of judgment or discretion in exercising the power and authority herein conferred.

            (B) The Trustees shall not be accountable for any loss which may occur to any trust herein created as a result of the exercise of, or the refusal to exercise, any of the powers or discretions vested in them unless such losses shall result from bad faith or fraud on the part of the Trustees.

            (C) No loss whatever resulting to any trust created hereunder, through the ownership or operation of any business by the Trustees, or as a result of the building, construction or erection by him of any building, improvements or structures, whether the same be carried on by a corporation, partnership, proprietorship, or otherwise, shall be chargeable against the Trustees personally.

            (D) In each and every instance where the Trustees have the discretion to pay all or any part of the income and/or principal of any trust created hereunder, to any beneficiary, or to apply the same for his or her benefit, the Trustees may take into consideration, but shall not be required to do so, any other income or property which may be available to such beneficiary, including the support which a husband or parent does provide, or is obligated to provide.

            (E) All the powers granted herein to the Trustees are in addition to the powers granted to them by operation of law.

            (F) The Trustees may consult with counsel and shall be fully protected in any course of conduct taken in good faith in accordance with the advice of counsel.

            (G) The Trustees may exercise all of the power and authority conferred upon them herein with respect to all property held under a power in trust.

            (H) No Trustee shall be disqualified from acting hereunder or from exercising any power granted herein because they may hold an interest in property in which any trust created hereunder shall also hold an interest, or be a creditor of any such trust, or be an employee or agent of, or the holder of any interest in, any business, sole proprietorship, joint venture, partnership, association, corporation, or otherwise in which any trust created hereunder may hold an interest, or by reason of the fact that they may also be serving as an executor of the Grantor's estate or the trustee of any trust established under the Grantor's Last Will and Testament.

            The Trustees may be employed  and/or  engaged,  in any capacity,  or render services to any trust created hereunder, and/or may be employed and/or engaged by any corporation, partnership, joint venture, association, sole proprietorship, or other entity in which any such trust may have an interest, and they shall be entitled to receive and to retain (in addition to their remuneration for services as Trustees hereunder) such compensation, perquisites and reimbursements of expenses in connection with such services, payable in such manner, and upon such terms and conditions, as they, in their discretion, shall deem proper.
            The Trustees are further  authorized,  notwithstanding any provision of law to the contrary in acting on behalf of any trust created hereunder, or on behalf of any corporation, trust, partnership, joint venture, association, sole proprietorship, or other entity in which any trust created hereunder shall have an interest, to deal and have transactions of every kind or nature, either with themselves, or with any corporation, estate, trust, partnership, joint venture, association, sole proprietorship, or other entity in which they may have an interest, either personally or as a fiduciary, and either directly or indirectly, upon such terms and conditions as they, in their discretion, shall deem advisable and any and all such transactions shall be fully binding upon any trust created hereunder notwithstanding any such interest on his part, and under no circumstances shall there arise any presumption of fraud or other impropriety on the part of the Trustees in relation to any such transactions or dealings.

            SIXTH:      ACCEPTANCE OF TRUST.  The Trustees hereby expressly
undertake and assume any trust hereby created and agrees to carry out the provisions of this Agreement. Any successor Trustees shall qualify by executing an instrument in writing, duly acknowledged, by which he, she or it expressly agrees to assume any trust created hereunder and to carry out the provisions hereof.

            SEVENTH: SPENDTHRIFT CLAUSE. The interest of any beneficiary under these trusts, either in income or in principal, or in both, shall not be subject to sale, assignment, pledge or transfer in any manner, and such interest shall not be liable or subject in any manner while in the possession of the Trustees for the debts, contracts, obligations, liabilities, engagements, undertakings or torts of any such beneficiary. No beneficiary shall have the power in any manner to anticipate, charge or encumber his or her interest, either in income or in principal, or in both.

            EIGHTH:     CONSTRUCTION.  Whenever in this Agreement the word
"Trustees" is used, it shall be construed to include the Trustees and their Successor or Successors in office, and all reference to such Trustees shall be construed in the singular or plural, and in such gender as the sense and circumstances require.

            NINTH:      IRREVOCABILITY.  Except as hereinafter provided in
Subarticle ELEVENTH (A), this Trust may not be terminated, revoked, altered, amended or changed in any respect whatsoever by anyone.

            TENTH:      BOND EXEMPTION.  No bond or other security shall be
required of the Trustees in any jurisdiction in which they may be called upon to act.

            ELEVENTH:   SUCCESSOR TRUSTEES.  (A) E. GERALD KAY, while acting as
a Trustee and with the prior written consent of the Grantor, may, by a written instrument executed by him, at any time, and from time to time, eliminate and/or add any person or persons as a Co-Trustee, Co-Trustees, successor Trustee or successor Trustees and/or change the order of succession of any successor Trustee or Trustees named herein and/or hereafter designated by him.

            (B) The last acting individual sole Trustee for whom no designated Successor Trustee shall be available to act for any reason whatsoever, may, by a written instrument executed by him or her during his or her lifetime (which he or she may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey, or by his or her Last Will and Testament duly admitted to probate, designate one or more individuals and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as Successor Trustee or Successor Trustees, to succeed such sole Trustee in the event that he or she shall cease to act as Trustee hereunder for any reason whatsoever.

            TWELFTH:    RESIGNATION.  The Trustees, or Successor Trustees, shall
have the right to resign at any time by delivery of notice in writing to the Grantor.

            THIRTEENTH: TAX CLAUSE. If any executor, administrator, or other person acting in a fiduciary capacity for the estate of the Grantor has paid death taxes levied or assessed under the provisions of any State and/or Federal inheritance or succession tax or estate tax laws now existing or hereafter enacted, and if under the provisions of any such law any or all of the trust property is required to be included in the gross estate of the Grantor, the Trustees are directed to reimburse such executor, administrator, or other person acting in a fiduciary capacity for that proportionate part of the inheritance, succession, estate and/or death taxes, including interest and penalties thereon, paid by reason of the inclusion of the trust property in the gross estate of the Grantor. The Trustees shall be entitled to rely conclusively upon the determination of such executor, administrator, or other person acting in a fiduciary capacity, as to the necessity for the inclusion of any or all of the trust property in the gross estate of the Grantor, and as to the determination of the proportionate part of such taxes, interest and penalties payable by reason of such inclusion.

            FOURTEENTH:       GRANTOR TRUST.  This shall be a Grantor trust for
Federal and New York tax purposes, but shall be governed by, and interpreted in accordance with, the laws of the State of New Jersey.

            FIFTEENTH: RELATIONSHIPS. For all purposes under this instrument, whether for the determination of relationships or otherwise, adopted children, whether of the Grantor or of any other person, shall be considered to have, and shall be accorded, exactly the same status as children born to the adopting parent in lawful wedlock.

          IN WITNESS WHEREOF, the Grantor and Trustees have hereunto set their hands and seals the day and year first above written. Signed, Sealed and Delivered

    In the Presence of:


/s/ Kevin M. Kilcullen                         /s/ Riva Kay           (L.S.)
----------------------                         ------------------
                                                RIVA KAY, Grantor


/s/ Kevin M. Kilcullen                         /s/ E. Gerald Kay      (L.S.)
----------------------------                   -----------------
                                                E. GERALD KAY, Trustee

                                  SCHEDULE A

                                List of Assets

$10 cash

STATE OF NEW JERSEY       )
                          :  SS.:
COUNTY OF UNION           )


            BE IT REMEMBERED, that on this 4TH day of June, 1998, before me, the subscriber, personally appeared E. GERALD KAY, who, I am satisfied, is the Trustee mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon he acknowledged that he signed, sealed and delivered the same as his voluntary act and deed, for the uses and purposes therein expressed.


                                   /s/ Kevin M. Kilcullen
                                   ----------------------
                                   KEVIN M. KILCULLEN
                                   Attorney at Law
                                   State of New Jersey

STATE OF NEW JERSEY       )
            : SS.:
COUNTY OF UNION           )


            BE IT REMEMBERED, that on this 4TH day of June, 1998, before me, the subscriber, personally appeared RIVA KAY, who, I am satisfied, is the Grantor mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon she acknowledged that she signed, sealed and delivered the same as her voluntary act and deed, for the uses and purposes therein expressed.


                                   /s/ Kevin M. Kilcullen
                                   ----------------------
                                   KEVIN M. KILCULLEN
                                   Attorney at Law
                                   State of New Jersey

                                A G R E E M E N T



                                 By and Between,




                             CHRISTINA KAY, Grantor,



                                      -and-



                             E. GERALD KAY, Trustee,





                       ---------------------------------

                               DATED: June 4, 1998
                       ---------------------------------






                             SHANLEY & FISHER, P.C.
                               131 Madison Avenue
                        Morristown, New Jersey 07962-1979
                                 (201) 285-1000

                           CHRISTINA KAY GRANTOR TRUST

            T H I S A G R E E M E N T, made this 4th day of June, 1998, by and between CHRISTINA KAY, residing in New York, New York, as Grantor (hereinafter referred to as the "Grantor"), and E. GERALD KAY, residing at Isabella Place, Glenn Rock, New Jersey, as Trustee (together with any other fiduciaries serving hereunder being hereinafter referred to as the "Trustees"):

                             W I T N E S S E T H:

            WHEREAS, the Grantor is desirous of relieving herself of the administration of the property described in SCHEDULE A annexed hereto;

            NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the Grantor has herewith delivered, and does hereby grant, convey, assign and set over to the Trustees, the property described in SCHEDULE A annexed hereto, IN TRUST, NEVERTHELESS, for the following uses and purposes:

            FIRST:      GRANTOR'S LIFETIME.  The Trustees shall hold
the said trust fund, including any other cash, securities or other property, real, personal or mixed, at any time forming a part of this trust (hereinafter sometimes referred to as the "CHRISTINA KAY GRANTOR TRUST"), and shall collect and receive the income thereof, and shall apply, pay over and distribute such income and principal as hereinafter provided:

            (A) Until the termination of the trust, as hereinafter provided in Subarticle (C) of this Article, the Trustees shall pay over and distribute the net income of the trust to or for the benefit of the Grantor, at convenient intervals, but not less frequently then annually.

            (B) Until the termination of the trust, as hereinafter provided in Subarticle (C) of this Article, the Trustees, at any time or times that they deem it advisable, may pay or apply to or for the benefit of the Grantor such sum or sums out of the principal of the CHRISTINA KAY GRANTOR TRUST, as the Trustees, in their sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, under graduate, graduate and postgraduate education), of the Grantor, as well as for any expenses incurred by or for the Grantor because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and nonreviewable discretion, shall deem to be in the best interests of the Grantor.

            (C) The Trust created hereunder shall terminate upon the earliest of the following events:

                  (1) The attainment of the age of forty-three (43) years by the Grantor;

                  (2)   The death of the Grantor's father, E. GERALD
KAY; or

                  (3) The death of the Grantor.

            (D) Upon the termination of the CHRISTINA KAY GRANTOR TRUST, the Trustees are directed to make the following dis tributions:

                  (1) If the Grantor is then living, the Trustees shall pay over and distribute the entire then remaining principal and undistributed income of the trust fund to the Grantor.

                  (2) If the Grantor is not then living, the Trustees shall pay over and distribute the entire then remaining principal and undistributed income of the trust fund to the then living issue of the Grantor, per stirpes; and in default of such issue, the same shall be paid over and distributed to the then living issue of the Grantor's parents, per stirpes. In default of such issue of the Grantor's parents the same shall be paid over and distributed to those persons who would take, and in such shares as they would take, under the laws of intestate succession of the State of New Jersey, from the estate of the Grantor, as if the Grantor had died on the date of the termination of the trust and the Grantor's entire estate had consisted of the principal of the trust fund.

            SECOND: ADDITIONS TO TRUST. The Trustees, at any time, and from time to time, may receive and accept from the Grantor and/or the personal representatives of the Grantor, and/or from any other person or persons, any additions to any trust fund created hereunder, in the form of cash, stock, securities or other property, real, personal or mixed. Any and all such additions shall be administered as part of said trust fund and subject to the terms and conditions of this trust agreement.

            THIRD:      MINOR'S CLAUSE.  (A) Should any part of any
trust created hereunder, vest in absolute ownership in any minor, the Trustees of such trust are authorized, with respect to such part of the principal thereof, in their sole and nonreviewable discretion, in each such case; (l) to pay over and distribute such part to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, and the receipt of such custodian shall constitute a complete discharge of the Trustees' responsibility for the administration of such part; or (2) to hold, administer, invest and reinvest such part for such minor's benefit during his or her minority, and to pay or apply to or for the benefit of such minor, so much, all or none of the net income and principal of said part as the Trustees, in their sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, undergraduate, graduate and postgraduate education) of such minor, as well as for any expenses incurred by or for him or her because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and nonreviewable discretion, shall deem to be in the best interests of such minor, and to accumulate for the benefit of such minor any such income not so applied or paid. The authority granted to the Trustees hereunder shall be in addition to, and not in lieu of, any other alternative available to them with respect to the administration and distribution of such part of the principal of such trust, and it shall be construed as a power only and shall not operate to suspend the absolute ownership of such part, or of such accumulations of income, if any, of such minor, nor shall it prevent the absolute vesting thereof in such minor.

            (B) Whenever, pursuant to any provisions of this Agreement, the Trustees are authorized to pay or to apply any in come or principal to or for the benefit of a minor, the Trustees may, in their sole and nonreviewable discretion, make such payment or application by expending the same directly for the benefit of such minor, or by paying the amount so to be paid or applied to the parent or legal guardian of such minor, or to the person with whom such minor may reside, or to a person standing in loco parentis to such minor, or to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, or directly to such minor, or otherwise, as the Trustees may, from time to time, deem expedient, and the receipt of such minor or such other payee shall be a full acquittance to the Trustees to the extent of such payments.

            (C) Any income which the Trustees are authorized to pay to any adult person pursuant to this Agreement, may be applied by the Trustees, in their discretion, for the benefit of such person.

            (D) The Trustees, in their capacity hereunder, and any person or persons to whom the Trustees are authorized hereunder to pay over and distribute a part of the principal of any trust created hereunder, or to pay income for the benefit of a minor, shall serve without bond; and they shall not be required to qualify as a guardian of either the person or property of any minor for whom property is held or income paid pursuant to the provisions of this Article.

            FOURTH: FIDUCIARY POWERS. In the administration of any trust created hereunder, the Trustees shall have the following powers, which in each and every instance may be exercisable by them at such times (if at all), in such manner, and in accordance with such criteria, as they, in their sole discretion, shall deem appropriate. It is the Grantor's intention that such powers shall include the following and shall be construed in the broadest possible manner.

            (1) To retain any investment and property which may be received by them for such length of time as may seem proper, without liability by reason of such retention and without limitation as to the length of such time. It is specifically acknowledged that the trustee shall hold the shares of stock of Chem International, Inc., and the ownership interests in Gerob Associates, L.P., and Vitamin Realty Associates, L.L.C. (collectively referred to as the "Business Interests").

            (2) To make such investments and reinvestments of principal and accumulated income as they may consider proper, without limitation to what are known as legal or trust investments. Any such investments may be held in bearer form, or in the name of the Trustees, or in the name of a nominee or nominees.

            (3) To retain cash or the proceeds from the sale of any assets until such time or times as they deem it appropriate to invest such funds.

            (4) To enter into any lease or leases, without application to any court, of any or all real or personal property held hereunder, for such period (whether or not the same expires prior to or extends beyond the actual or probable duration of any trust created hereunder), and upon such terms and conditions as they shall deem advisable.

            (5) To borrow money or property, either upon the security of any or all of the assets of any trust created hereunder, or without security or otherwise, upon such terms and conditions and for such purposes in connection with the administration of such trust as to them shall seem proper; PROVIDED, HOWEVER, no pledge of the Business Interests may be made without the prior written consent of the Grantor.

            (6) To grant, bargain, sell, exchange, mortgage, grant options to buy, or otherwise dispose of any or all real property, at any time held hereunder, and/or any interest in any business which may come into their hands as part of any trust created hereunder, either at public or private sale, for cash or on credit, or partly for cash and partly on credit, upon such terms and conditions, in such manner and for such purposes, and either in whole or in part, as they may deem proper; and to make, execute, acknowledge and deliver good and sufficient instruments for that purpose; PROVIDED, HOWEVER, that in no event shall such sale or disposition be for less than an adequate consideration in money or moneys worth. No purchaser, upon any sale or other disposition, shall be bound to see to the application of the moneys or property arising therefrom or to inquire into the validity, expediency or propriety of any such sale or disposition.

            (7) To maintain and insure all real and personal property, and to develop, repair, remodel, alter, build on, improve, rebuild or reconstruct any or all real property, either by building, constructing or erecting new buildings or by repairing, remodeling, altering, rebuilding or reconstructing existing buildings, for such purposes, to any and every extent, and in such manner as they may deem proper, and to borrow moneys in connection therewith upon the security of any such real property and/or of any or all other assets of any trust created hereunder; PROVIDED, HOWEVER, no pledge of the Business Interests may be made without the prior written consent of the Grantor.

            (8) To foreclose any mortgage or mortgages, and to take title to the property or any part thereof affected by such mortgage, or, in their discretion, to accept a conveyance of any property in lieu of foreclosure, and to collect the rents and income therefrom, either through a receiver or directly and to protect such property against foreclosure under any mortgage that shall be a prior lien on said property, or to redeem from foreclosure under any such mortgages, as well as to protect such property against nonpayment of taxes, assessments or other liens.

            (9) To adjust, compromise or arbitrate claims or demands of, or against, any trust created hereunder, whether such claims are due or shall become due in the future, including without limitation any overpayment or refund claim, or any deficiency, additional assessment or other liability, relating to any Federal, state, county, municipal or other tax irrespective of the nature thereof.

            (10) To grant options and execute option agreements with respect to the sale or lease of real property held by them hereunder, without obligation to repudiate the same in favor of better offers.

            (11) To engage such attorneys, clerks, employees, agents, accountants, brokers, investment counsel, officers, ar chitects, contractors, subcontractors, surveyors and such other individuals, firms or corporations, as they shall deem necessary or helpful in connection with the administration of any trust created hereunder, at such wages, fees, compensation, remuneration, commission rates, prices, consideration or otherwise, and upon such terms and conditions, as they shall deem proper, in cluding without limitation the right to deposit with them any property of any trust created hereunder, and to delegate to any of them discretionary and other powers and authority. Such compensation shall in no event be deducted from any commissions or other compensation payable to the Trustees.

            (12) In any case where the applicable law is unclear or uncertain, to allocate to income or to principal, or to apportion between income and principal, receipts, disbursements, depletion and depreciation in such manner as they shall deem proper.

            (13) To execute and deliver all documents, contracts and instruments necessary or advisable in connection with the administration of any trusts created hereunder.

            (14) To purchase any improved or unimproved real property, at public or private sale, for cash or on credit, or partly for cash and partly on credit, and/or subject to an existing mortgage or mortgages, for such purposes and upon such terms and conditions as they shall deem advisable.

            (15) To continue to hold and administer the interest in any business of which the Grantor may be the owner, whether such ownership be as an individual, partner, joint venturer, or stockholder, or otherwise, or to engage in and operate any business, for such purposes, in such manner, and for such period of time, as they shall deem proper, and to apply to the conduct of any such business any or all of the assets of any trust created hereunder.

            (16) To dissolve or to participate in the dissolution of any partnership in which the Grantor shall have an inter est or in which the Trustees, in the administration of any trust created hereunder, shall hold an interest, or of which they shall become a member, whether such dissolution is by agreement, by operation of law, or by the judgment of any court, and to enter into any agreements with respect thereto, upon such terms and conditions as they shall deem proper.

            (17) To buy, sell and trade in securities of any nature, including short sales, on margin, and for such purposes to maintain and operate margin accounts with brokers, and to pledge any securities held or purchased by them with such brokers as security for loans and advances made to them; PROVIDED, HOWEVER, it is the Grantor's general intent that any investments, other than the Business Interests, be invested in a balanced portfolio of high grade debt and equity investments in publicly-held securities readily tradable on an established securities market; PROVIDED FURTHER, HOWEVER, no disposition of the Chem International, Inc. stock then held as an asset of this trust may be made without the prior written consent of the Grantor

            FIFTH:      FIDUCIARY LIABILITY.  In the administration of
any trust created hereunder, the Grantor directs that:

            (A) In any case in which the Trustees are required to divide any trust created hereunder, or any portion thereof, into parts or shares, and/or is required to distribute the same, or any portion thereof, or any part or share into which the same shall have been divided, either to a single distributee, or to two (2) or more distributees, they, in their sole discretion, may make such partition, division or distribution wholly in kind or in money, or partly in kind or in money, and may distribute different property interests having varying income tax bases to the several distributees, and the choice and relative value of the property or money so distributed, partitioned or divided shall, in the absence of fraud or bad faith, be binding and conclusive on everyone interested therein, and they shall not be accountable for any error of judgment or discretion in exercising the power and authority herein conferred.

            (B) The Trustees shall not be accountable for any loss which may occur to any trust herein created as a result of the exercise of, or the refusal to exercise, any of the powers or discretions vested in them unless such losses shall result from bad faith or fraud on the part of the Trustees.

            (C) No loss whatever resulting to any trust created hereunder, through the ownership or operation of any business by the Trustees, or as a result of the building, construction or erection by him of any building, improvements or structures, whether the same be carried on by a corporation, partnership, proprietorship, or otherwise, shall be chargeable against the Trustees personally.

            (D) In each and every instance where the Trustees have the discretion to pay all or any part of the income and/or principal of any trust created hereunder, to any beneficiary, or to apply the same for his or her benefit, the Trustees may take into consideration, but shall not be required to do so, any other income or property which may be available to such beneficiary, including the support which a husband or parent does provide, or is obligated to provide.

            (E) All the powers granted herein to the Trustees are in addition to the powers granted to them by operation of law.

            (F) The Trustees may consult with counsel and shall be fully protected in any course of conduct taken in good faith in accordance with the advice of counsel.

            (G) The Trustees may exercise all of the power and authority conferred upon them herein with respect to all property held under a power in trust.

            (H) No Trustee shall be disqualified from acting hereunder or from exercising any power granted herein because they may hold an interest in property in which any trust created here under shall also hold an interest, or be a creditor of any such trust, or be an employee or agent of, or the holder of any interest in, any business, sole proprietorship, joint venture, partnership, association, corporation, or otherwise in which any trust created hereunder may hold an interest, or by reason of the fact that they may also be serving as an executor of the Grantor's estate or the trustee of any trust established under the Grantor's Last Will and Testament.
            The Trustees may be employed and/or engaged, in any capacity, or render services to any trust created hereunder, and/or may be employed and/or engaged by any corporation, partnership, joint venture, association, sole proprietorship, or other entity in which any such trust may have an interest, and they shall be entitled to receive and to retain (in addition to their remuneration for services as Trustees hereunder) such compensation, perquisites and reimbursements of expenses in connection with such services, payable in such manner, and upon such terms and conditions, as they, in their discretion, shall deem proper.

            The Trustees are further  authorized,  notwithstanding any provision of law to the contrary in acting on behalf of any trust created hereunder, or on behalf of any corporation, trust, part nership, joint venture, association, sole proprietorship, or other entity in which any trust created hereunder shall have an interest, to deal and have transactions of every kind or nature, either with themselves, or with any corporation, estate, trust, partnership, joint venture, association, sole proprietorship, or other entity in which they may have an interest, either personally or as a fiduciary, and either directly or indirectly, upon such terms and conditions as they, in their discretion, shall deem advisable and any and all such transactions shall be fully binding upon any trust created hereunder notwithstanding any such interest on his part, and under no circumstances shall there arise any presumption of fraud or other impropriety on the part of the Trustees in relation to any such transactions or dealings.

            SIXTH:      ACCEPTANCE OF TRUST.  The Trustees hereby
expressly undertake and assume any trust hereby created and agrees to carry out the provisions of this Agreement. Any successor Trustees shall qualify by executing an instrument in writing, duly acknowledged, by which he, she or it expressly agrees to assume any trust created hereunder and to carry out the provisions hereof.

            SEVENTH: SPENDTHRIFT CLAUSE. The interest of any beneficiary under these trusts, either in income or in principal, or in both, shall not be subject to sale, assignment, pledge or transfer in any manner, and such interest shall not be liable or subject in any manner while in the possession of the Trustees for the debts, contracts, obligations, liabilities, engagements, undertakings or torts of any such beneficiary. No beneficiary shall have the power in any manner to anticipate, charge or encumber his or her interest, either in income or in principal, or in both.

            EIGHTH:     CONSTRUCTION.  Whenever in this Agreement the
word "Trustees" is used, it shall be construed to include the Trustees and their Successor or Successors in office, and all reference to such Trustees shall be construed in the singular or plural, and in such gender as the sense and circumstances require.

            NINTH:      IRREVOCABILITY.  Except as hereinafter provided
in Subarticle ELEVENTH (A), this Trust may not be terminated, revoked, altered, amended or changed in any respect whatsoever by anyone.

            TENTH:      BOND EXEMPTION.  No bond or other security
shall be required of the Trustees in any jurisdiction in which they may be called upon to act.

            ELEVENTH:   SUCCESSOR TRUSTEES.  (A) E. GERALD KAY, while
acting as a Trustee and with the prior written consent of the

Grantor, may, by a written instrument executed by him, at any time, and from time to time, eliminate and/or add any person or persons as a Co-Trustee, Co-Trustees, successor Trustee or successor Trustees and/or change the order of succession of any successor Trustee or Trustees named herein and/or hereafter designated by him.

            (B) The last acting individual sole Trustee for whom no designated Successor Trustee shall be available to act for any reason whatsoever, may, by a written instrument executed by him or her during his or her lifetime (which he or she may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey, or by his or her Last Will and Testament duly admitted to probate, designate one or more individuals and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as Successor Trustee or Successor Trustees, to succeed such sole Trustee in the event that he or she shall cease to act as Trustee hereunder for any reason whatsoever.

            TWELFTH:    RESIGNATION.  The Trustees, or Successor
Trustees, shall have the right to resign at any time by delivery of notice in writing to the Grantor.

            THIRTEENTH: TAX CLAUSE. If any executor, administrator, or other person acting in a fiduciary capacity for the estate of the Grantor has paid death taxes levied or assessed under the provisions of any State and/or Federal inheritance or succession tax or estate tax laws now existing or hereafter enacted, and if under the provisions of any such law any or all of the trust property is required to be included in the gross estate of the Grantor, the Trustees are directed to reimburse such executor, administrator, or other person acting in a fiduciary capacity for that proportionate part of the inheritance, succession, estate and/or death taxes, including interest and penalties thereon, paid by reason of the inclusion of the trust property in the gross estate of the Grantor. The Trustees shall be entitled to rely conclusively upon the determination of such executor, administrator, or other person acting in a fiduciary capacity, as to the necessity for the inclusion of any or all of the trust property in the gross estate of the Grantor, and as to the determination of the proportionate part of such taxes, interest and penalties payable by reason of such inclusion.

            FOURTEENTH:       GRANTOR TRUST.  This shall be a Grantor
trust for Federal and New York tax purposes, but shall be governed by, and interpreted in accordance with, the laws of the State of New Jersey.

            FIFTEENTH:                    RELATIONSHIPS.  For all purposes
under this instrument, whether for the determination of relationships or otherwise, adopted children, whether of the Grantor or of any other person, shall be considered to have, and shall be accorded, exactly the same status as children born to the adopting parent in lawful wedlock.

            IN WITNESS WHEREOF, the Grantor and Trustees have here unto set their hands and seals the day and year first above written.

Signed, Sealed and Delivered

    In the Presence of:


/s/ Kevin M. Kilcullen                   /s/ Christina Kay    (L.S.)
----------------------                   -----------------
                                             CHRISTINA KAY, Grantor



/s/ Kevin M. Kilcullen                   /s/ E. Gerald Kay      (L.S.)
----------------------                   -----------------
                                             E. GERALD KAY, Trustee

                                   SCHEDULE A

                                 List of Assets

$10 cash

STATE OF NEW JERSEY       )
                          :  SS.:
COUNTY OF UNION                          )


            BE IT REMEMBERED, that on this 4TH day of June, 1998, before me, the subscriber, personally appeared E. GERALD KAY, who, I am satisfied, is the Trustee mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon he acknowledged that he signed, sealed and delivered the same as his voluntary act and deed, for the uses and purposes therein ex pressed.


                                       /s/Kevin M. Kilcullen
                                       ---------------------

                                       KEVIN M. KILCULLEN
                                       Attorney at Law
                                       State of New Jersey

STATE OF NEW JERSEY       )
                          : SS.:
COUNTY OF UNION           )


            BE IT REMEMBERED, that on this 4TH day of June, 1998, before me, the subscriber, personally appeared CHRISTINA KAY, who, I am satisfied, is the Grantor mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon she acknowledged that she signed, sealed and delivered the same as her voluntary act and deed, for the uses and purposes therein ex pressed.


                                       /s/ Kevin M. Kilcullen
                                       ----------------------

                                       KEVIN M. KILCULLEN
                                       Attorney at Law
                                       State of New Jersey